 Exhibit 99.1

First Quarter Report 2026

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
This Management’s Discussion and Analysis (“MD&A”) dated April 30, 2026 of Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2026 (the “First Quarter Financial Statements”) prepared in accordance with International Financial Reporting Standards (“IFRS® Accounting Standards”), International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read in conjunction with the Company’s annual Management’s Discussion and Analysis (“Annual MD&A”) and annual consolidated financial statements prepared in accordance with IFRS Accounting Standards (“Annual Financial Statements”). The First Quarter Financial Statements and this MD&A are presented in United States dollars (“US dollars”, “$” or “US$”) and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars (“C$”), Australian dollars (“A$”) or European Union euros (“Euros” or “€”). Additional information relating to the Company is included in the Company’s Annual Information Form for the year ended December 31, 2025 (the “AIF”). The AIF, Annual MD&A and Annual Financial Statements are available on the Canadian Securities Administrators’ (the “CSA”) SEDAR+ website at www.sedarplus.ca and included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2025 (the “Form 40-F”) filed with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov/edgar.
Certain statements contained in this MD&A, referred to herein as “forward-looking statements”, constitute “forward-looking information” under the provisions of Canadian provincial securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. See Forward-Looking Statements in this MD&A.
This MD&A discloses certain financial performance measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce” (also referred to as “AISC per ounce”), “minesite costs per tonne”, “adjusted net income”, “adjusted net income per share”, “earnings before interest, taxes, depreciation and amortization” (also referred to as “EBITDA”), “adjusted earnings before interest, taxes, depreciation and amortization” (also referred to as “adjusted EBITDA”), “free cash flow”, “free cash flow before changes in non-cash components of working capital”, “net cash (debt)”, “sustaining capital expenditures”, “sustaining capitalized exploration”, “development capital expenditures” and “development capitalized exploration” that are not standardized measures under IFRS Accounting Standards. These measures and ratios may not be comparable to similar measures or ratios reported by other gold producers. Each of “total cash costs per ounce” and “all-in sustaining costs per ounce” are reported on a per ounce of gold produced basis and, unless otherwise indicated, are reported on a by-product basis (deducting the impact of by-product metals from production costs). Minesite costs per tonne is reported on a per tonne of ore milled basis. For periods commencing on or after January 1, 2026, the Company revised the composition of its non-GAAP performance measures “total cash costs per ounce”, “all-in sustaining costs per ounce” and “minesite costs per tonne”. These changes affect only these non-GAAP measures where the measure includes results from Meadowbank (that is, Meadowbank, the Nunavut region and the consolidated costs of the Company). For the Company’s other mines and regions, the revised composition did not affect the quantum of these non-GAAP measures. For further information regarding these changes, please see “Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce and Minesite Costs per Tonne”. For reconciliation of each of these measures to the most directly comparable financial information presented in the Company’s First Quarter Financial Statements prepared in accordance with IFRS Accounting Standards, a discussion of the composition and usefulness of these measures, see Non-GAAP Financial Performance Measures in this MD&A.
This MD&A also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. These estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to below under Non-GAAP Financial Performance Measures, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS Accounting Standards measure.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.
Unless otherwise stated, references to “LaRonde”, “Canadian Malartic”, “Meadowbank” and “Goldex” are to the Company’s operations at the LaRonde complex, the Canadian Malartic complex, the Meadowbank complex and the Goldex complex, respectively. The LaRonde complex consists of the mining, milling and processing operations at the LaRonde mine and the mining operations at the LaRonde Zone 5 mine (“LZ5”). The Canadian Malartic complex consists of the mining, milling and processing operations at the Canadian Malartic mine and the mining operations at the Odyssey mine. The Meadowbank complex consists of the mining, milling and processing operations at the Meadowbank mine and the mining operations at the Amaruq open pit and underground mines. The Goldex complex consists of the mining, milling and processing operations at the Goldex mine and the mining operations at the Akasaba West open pit mine (“Akasaba West”). References to other operations are to the relevant mines, projects or properties, as applicable.
Meaning of “include” “including” and “such as”: When used in this MD&A the terms “include”, “including” and “such as” mean including and such as, without limitation, respectively.
Business Overview
Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company’s mining operations are located in Canada, Australia, Finland and Mexico and the Company has exploration activities in Canada, Europe, Latin America, Australia and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.
Agnico Eagle’s operating mines, exploration and development projects are located in what the Company believes to be politically stable countries that are generally supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its current mines and projects have long-term mining potential. Agnico Eagle earns substantially all of its revenue and cash flow from the production and sale of gold in both doré bar and concentrate form.
Recent Developments
Acquisition of Properties in the Central Lapland Greenstone Belt
On April 20, 2026, the Company announced a plan to complete a comprehensive consolidation of properties in the Central Lapland Greenstone Belt (“CLGB”) of Northern Finland, pursuant to which Agnico Eagle has entered into definitive agreements in respect of three separate transactions: (i) the acquisition of all of the issued and outstanding shares of Rupert Resources Ltd. (“Rupert”); (ii) the acquisition of all of the issued and outstanding shares of Aurion Resources Ltd. (“Aurion”); and (iii) the acquisition of a 70% interest in Fingold Ventures Ltd. (the “Fingold JV”) held by B2Gold Corp. (“B2Gold”), which together with the 30% interest held by Aurion, would result in Agnico Eagle owning a 100% ownership interest in the Fingold JV. The transactions with Aurion and Rupert are subject to customary closing conditions, including shareholder and regulatory approval, and are expected to close in the third quarter of 2026. The transaction with B2Gold closed on April 22, 2026.
The transactions would result in the consolidation of an approximately 2,492 km² land position in the CLGB, including the Ikkari gold project and properties in close proximity to the Company’s existing Kittila mine.
Costs Considerations Related to Current Market Uncertainty
While the ongoing conflict in the Middle East introduces uncertainty related to fuel price volatility and the global supply chain, the Company does not currently foresee any significant impact on its procurement strategy

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
and currently anticipates that fuel price volatility will be captured within the total cash costs per ounce and AISC per ounce guidance ranges of $1,020 to $1,120 and $1,400 to $1,550, respectively. Supported by the Company’s regional operating strategy, with a focus on local procurement and resilient supply chains, the Company does not currently anticipate any significant risk of disruption to fuel, consumables or parts supplies across its operations. While higher transportation and freight costs are expected to persist amid ongoing uncertainty, the Company continues to actively monitor the situation for any potential impacts.
Tariffs
The international trade disputes set in motion in February 2025 by US tariffs, retaliatory tariffs and other actions remain fluid. The Company continues to believe that its revenue structure will be largely unaffected by the tariffs as its gold production is mostly refined in Canada, Australia or Europe. The Company continues to monitor its exposure to the tariffs and trade disputes and its alternatives to inputs sourced from suppliers that are or may become subject to the tariffs or other trade disputes. The costs guidance provided in this MD&A does not include any potential impact from such tariffs or trade disputes.
Financial and Operating Results
Consolidated Operating Results
Agnico Eagle reported net income of $1,695.5 million, or $3.39 per share, in the first quarter of 2026, compared with net income of $814.7 million, or $1.62 per share, in the first quarter of 2025. Agnico Eagle reported adjusted net income1 of $1,705.8 million, or $3.41 per share1, in the first quarter of 2026, compared with adjusted net income of $770.1 million, or $1.53 per share, in the first quarter of 2025. The increase in net income and adjusted net income was primarily due to higher operating margins between periods. Agnico Eagle reported EBITDA1 of $2,995.6 million in the first quarter of 2026 compared with $1,633.8 million in the first quarter of 2025. Adjusted EBITDA1 increased in the first quarter of 2026 to $3,010.8 million compared to $1,589.9 million in the first quarter of 2025. The increases in EBITDA and adjusted EBITDA were primarily due to higher operating margins between periods.
In the first quarter of 2026, operating margin (defined as revenues from mining operations less production costs) increased by 84.9% to $3,144.0 million, compared with $1,700.5 million in the first quarter of 2025. Gross profit increased by 112.2% to $2,723.7 million in the first quarter of 2026, compared with $1,283.7 million in the first quarter of 2025. The increase in both operating margin and gross profit is primarily due to a 66.1% increase in revenues from mining operations resulting from a 68.1% higher realized price of gold between periods and higher sales volumes at Detour Lake and Canadian Malartic, partially offset by lower sales volumes mainly at Macassa, Meadowbank, LaRonde and Meliadine.
Gold production decreased to 825,109 ounces in the first quarter of 2026 compared with 873,794 ounces in the first quarter of 2025, primarily due to decreased gold production from Macassa, Meadowbank, LaRonde and Kittila, partially offset by increased gold production at Detour Lake and Canadian Malartic.
Cash provided by operating activities increased to $1,345.9 million in the first quarter of 2026 compared with $1,044.2 million in the first quarter of 2025, primarily due to higher operating margins, partially offset by less favourable movements in working capital that arose from higher income tax payments between periods.
Free cash flow1 increased to $732.1 million in the first quarter of 2026 compared with $594.1 million in the first quarter of 2025, primarily due to higher operating margins, partially offset by less favourable working capital movements and increases in capital expenditures between periods. Free cash flow before changes in non-cash components of working capital1 increased to $1,617.6 million in the first quarter of 2026 compared

1
Adjusted net income, adjusted net income per share, EBITDA, adjusted EBITDA, free cash flow and free cash flow before changes in non-cash components of working capital are non-GAAP measures or ratios that are not standardized financial measures under IFRS Accounting Standards. For reconciliation of these measures to the most directly comparable financial measure under IFRS Accounting Standards, and a discussion of their composition and usefulness, see Non-GAAP Financial Performance Measures.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
with $759.3 million in the first quarter of 2025 primarily due to higher operating margins in the current period, partially offset by increases in capital expenditures between periods.
The table below sets out variances in the key drivers of net income for the three months ended March 31, 2026, compared with the three months ended March 31, 2025:
(millions of United States dollars)	Three Months Ended March 31, 2026 vs. Three Months Ended March 31, 2025
Increase in revenues from mining operations	$1,631.3
Increase in production costs due to effects of foreign currencies	(35.2)
Increase in production costs	(152.6)
Increase in amortization of property, plant and mine development	(3.5)
Increase in exploration and corporate development expenses	(10.8)
Increase in general and administrative expenses	(17.1)
Decrease in finance costs	6.7
Change in derivative financial instruments	(64.2)
Change in non-cash foreign currency translation	0.7
Increase in care and maintenance	(8.7)
Decrease in other income and expenses	18.4
Increase in income and mining taxes	(484.3)
Total net income variance	$880.7
Three Months Ended March 31, 2026 vs. Three Months Ended March 31, 2025
Revenues from mining operations increased to $4,099.6 million in the first quarter of 2026, compared with $2,468.2 million in the first quarter of 2025, due to a 68.1% increase in the average realized price of gold and higher gold sales volumes at Detour Lake and Canadian Malartic, partially offset by a 1.6% decrease in sales volume of gold mainly at Macassa, Meadowbank, LaRonde and Meliadine.
Production costs were $955.6 million in the first quarter of 2026, a 24.5% increase compared with $767.7 million in the first quarter of 2025, primarily due to the contribution of higher production costs at Meadowbank, Detour Lake, Pinos Altos and Macassa. The overall increase in production costs is mainly attributed to higher royalty costs from higher gold prices, the strengthening of the Canadian dollar relative to the US dollar between periods and the consumption of stockpiles including associated re-handling costs.
Total cash costs per ounce of gold produced amounted to $1,093 on a by-product basis2 and $1,178 on a co-product basis2 in the first quarter of 2026 compared with $895 on a by-product basis and $938 on a co-product basis in the first quarter of 2025. The increase in cash costs per ounce on both a by-product and co-product basis is primarily due to increased total cash costs per ounce of gold produced at Macassa, LaRonde, Meliadine and Meadowbank.
Exploration and corporate development expenses increased to $52.6 million in the first quarter of 2026, compared with $41.8 million in the first quarter of 2025, primarily due to higher exploration expenses at LaRonde and Fosterville combined with higher corporate development expenses.
General and administrative expenses increased to $77.9 million during the first quarter of 2026, compared with $60.7 million during the first quarter of 2025 primarily due to an increase in employee compensation costs driven by a share price increase between periods.

2
Total cash costs per ounce of gold is a non-GAAP measure that is not a standardized financial measure under IFRS Accounting Standards. For a reconciliation of this measure (on both a by-product and co-product basis) to production costs and a discussion of the composition and usefulness of this measure, see Non-GAAP Financial Performance Measures.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
Gain on derivative financial instruments decreased to $4.7 million during the first quarter of 2026, compared with a gain of $68.9 million during the first quarter of 2025, primarily due to an increase in unrealized losses on the Company’s currency derivatives and a decrease in the market value of the Company’s warrants between periods.
In the first quarter of 2026, the Company recorded income and mining taxes expense of $864.2 million on income before income and mining taxes of $2,559.6 million, resulting in an effective tax rate of 33.8%. In the first quarter of 2025, the Company recorded income and mining taxes expense of $379.8 million on income before income and mining taxes of $1,194.6 million, resulting in an effective tax rate of 31.8%. The increase in the effective tax rate between the first quarter of 2026 and the first quarter of 2025 is primarily attributable to higher mining taxes as a result of the overall increase in the profitability of the mining operations.
There are several factors that can significantly impact the Company’s effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company’s operating jurisdictions. As a result of these factors, the Company’s effective tax rate is expected to continue to fluctuate in future periods.
Minesite Operating Results
LaRonde
	Three Months Ended March 31,
LaRonde — Operating Statistics*	2026		2025
Tonnes of ore milled (thousands)		776		675
Tonnes of ore milled per day		8,622		7,500
Gold grade (g/t)		3.55		4.53
Gold production (ounces)		81,596		91,491
Production costs per tonne (C$)	C$	156	C$	183
Minesite costs per tonne (C$)	C$	175	C$	165
Production costs per ounce		$1,079		$947
Total cash costs per ounce		$1,027		$745

*
The statistics above include operations at the LaRonde mine and LZ5.

Gold production
First Quarter of 2026 — Gold production at LaRonde decreased by 10.8% to 81,596 ounces in the first quarter of 2026 compared with 91,491 ounces in the first quarter of 2025, primarily due to lower gold grades from the mining sequence at the LaRonde mine, partially offset by higher throughput.
Production costs
First Quarter of 2026 — Production costs at LaRonde were $88.0 million in the first quarter of 2026 an increase of 1.6% compared with production costs of $86.6 million in the first quarter of 2025, primarily due to higher royalty, mining and milling costs, combined with the strengthening of the Canadian dollar relative to the US dollar between periods, partially offset by the timing of inventory sales.
Production costs per tonne decreased when compared to the prior-year period primarily due to the timing of inventory sales and the higher volume of ore milled, partially offset by the higher royalty, mining and milling costs. Production costs per ounce increased when compared to the prior-year period primarily due to the same reasons outlined above for higher production costs combined with fewer ounces of gold produced in the current period.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2026 — Minesite costs per tonne increased when compared to the prior-year period primarily due to higher royalty, mining and milling costs, partially offset by higher volume of tonnes milled. Total cash costs per ounce increased when compared to the prior-year period for the same reasons as the increase in production costs per ounce.
Canadian Malartic
	Three Months Ended March 31,
Canadian Malartic — Operating Statistics	2026		2025
Tonnes of ore milled (thousands)		4,707		4,865
Tonnes of ore milled per day		52,300		54,056
Gold grade (g/t)		1.20		1.10
Gold production (ounces)		166,216		159,773
Production costs per tonne (C$)	C$	38	C$	35
Minesite costs per tonne (C$)	C$	50	C$	44
Production costs per ounce		$782		$747
Total cash costs per ounce		$998		$927
Gold production
First Quarter of 2026 — At Canadian Malartic, gold production increased by 4.0% to 166,216 ounces in the first quarter of 2026 compared with 159,773 ounces in the first quarter of 2025, primarily driven by higher gold grades at the Barnat pit, partially offset by lower throughput.
Production costs
First Quarter of 2026 — Production costs at Canadian Malartic were $129.9 million in the first quarter of 2026, an increase of 8.9% compared with production costs of $119.3 million in the first quarter of 2025. The increase is mainly attributed to higher royalty, milling and underground mining costs combined with the timing of inventory sales and the strengthening of the Canadian dollar relative to the US dollar between periods, partially offset by lower open-pit mining costs.
Production costs per tonne increased when compared to the prior-year period primarily due to higher royalty, milling and underground mining costs combined with the lower volume of ore milled. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs, partially offset by more ounces of gold being produced in the current period.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2026 — Minesite costs per tonne increased when compared to the prior-year for the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period primarily due to the same reasons outlined above for production costs, partially offset by more ounces of gold produced in the current period.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
Goldex
	Three Months Ended March 31,
Goldex — Operating Statistics	2026		2025
Tonnes of ore milled (thousands)		813		792
Tonnes of ore milled per day		9,033		8,800
Gold grade (g/t)		1.35		1.41
Gold production (ounces)		29,372		30,016
Production costs per tonne (C$)	C$	68	C$	63
Minesite costs per tonne (C$)	C$	64	C$	63
Production costs per ounce		$1,362		$1,155
Total cash costs per ounce		$915		$959
Gold production
First Quarter of 2026 — At Goldex, gold production decreased by 2.1% to 29,372 ounces in the first quarter of 2026, compared with 30,016 ounces in the first quarter of 2025, primarily due to lower gold grades from mining sequence and an increase in ore tonnes from the lower grade Akasaba West, partially offset by higher throughput.
Production costs
First Quarter of 2026 — Production costs at Goldex were $40.0 million in the first quarter of 2026, an increase of 15.4% compared with production costs of $34.7 million in the first quarter of 2025, primarily due to higher underground mining costs, timing of inventory sales, and the strengthening of the Canadian dollar relative to the US dollar between periods, partially offset by the build-up of stockpiles in the current quarter.
Production costs per tonne increased when compared to the prior-year period primarily due to higher underground mining costs and the timing of inventory sales, partially offset by higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2026 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period primarily due to a higher impact of by-product metals in the current period, from higher realized by-product prices, partially offset by the same reasons outlined above for higher production costs.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
Detour Lake
	Three Months Ended March 31,
Detour Lake — Operating Statistics	2026		2025
Tonnes of ore milled (thousands)		6,748		6,630
Tonnes of ore milled per day		74,978		73,667
Gold grade (g/t)		0.90		0.81
Gold production (ounces)		177,019		152,838
Production costs per tonne (C$)	C$	34	C$	29
Minesite costs per tonne (C$)	C$	36	C$	31
Production costs per ounce		$951		$883
Total cash costs per ounce		$974		$946
Gold production
First Quarter of 2026 — At Detour Lake, gold production increased by 15.8% to 177,019 ounces in the first quarter of 2026 compared with 152,838 ounces in the first quarter of 2025, primarily due to higher gold grades from the mining sequence, combined with higher recovery rates and throughput.
Production costs
First Quarter of 2026 — Production costs at Detour Lake were $168.4 million in the first quarter of 2026, an increase of 24.8% compared with production costs of $134.9 million in the first quarter of 2025, primarily due to higher royalties and milling costs combined with the strengthening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period primarily due to higher royalties and milling costs, partially offset by the higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs, partially offset by more ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2026 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons as the higher production costs per ounce.
Macassa
	Three Months Ended March 31,
Macassa — Operating Statistics	2026		2025
Tonnes of ore milled (thousands)		149		148
Tonnes of ore milled per day		1,656		1,644
Gold grade (g/t)		11.92		18.50
Gold production (ounces)		55,593		86,028
Production costs per tonne (C$)	C$	670	C$	483
Minesite costs per tonne (C$)	C$	660	C$	536
Production costs per ounce		$1,303		$579
Total cash costs per ounce		$1,256		$645

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
Gold production
First Quarter of 2026 — Gold production decreased by 35.4% to 55,593 ounces in the first quarter of 2026 compared with 86,028 ounces in the first quarter of 2025, primarily due to lower gold grades from the mining sequence.
Production costs
First Quarter of 2026 — Production costs were $72.5 million in the first quarter of 2026, an increase of 45.4% compared with production costs of $49.8 million in the first quarter of 2025, primarily due to higher mining costs from increased ore tonnes mined, the timing of inventory sales, higher royalty costs and the strengthening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period, primarily due to higher mining and royalty costs. Production costs per ounce increased when compared to the prior-year period primarily due to the same reasons outlined above for higher production costs and fewer ounces produced.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2026 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined for higher production costs per tonne above. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
Meliadine
	Three Months Ended March 31,
Meliadine — Operating Statistics	2026		2025
Tonnes of ore milled (thousands)		558		558
Tonnes of ore milled per day		6,200		6,200
Gold grade (g/t)		5.48		5.67
Gold production (ounces)		93,831		98,512
Production costs per tonne (C$)	C$	231	C$	213
Minesite costs per tonne (C$)	C$	270	C$	229
Production costs per ounce		$997		$851
Total cash costs per ounce		$1,162		$920
Gold production
First Quarter of 2026 — At Meliadine, gold production decreased by 4.8% to 93,831 ounces in the first quarter of 2026 compared with 98,512 ounces in the first quarter of 2025, primarily due to lower gold grades from the mining sequence.
Production costs
First Quarter of 2026 — Production costs at Meliadine were $93.6 million in the first quarter of 2026, an increase of 11.6% compared with production costs of $83.8 million in the first quarter of 2025, primarily due the consumption of stockpiles, including associated re-handling costs in the current period, higher mining, milling and royalty costs combined with the strengthening of the Canadian dollar relative to the US dollar between periods, partially offset by the timing of inventory sales.
Production costs per tonne increased when compared to the prior-year period mainly due to the consumption of stockpile inventory during the current period combined with higher mining, milling and royalty costs,

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
partially offset by the timing of inventory sales. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs and fewer ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2026 — Minesite costs per tonne increased when compared to the prior-year period mainly due to the consumption of stockpile inventory during the current period combined with higher mining, milling and royalty costs. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
Meadowbank
	Three Months Ended March 31,
Meadowbank — Operating Statistics	2026		2025
Tonnes of ore milled (thousands)		1,099		1,037
Tonnes of ore milled per day		12,211		11,522
Gold grade (g/t)		3.56		4.63
Gold production (ounces)		113,862		140,126
Production costs per tonne (C$)	C$	230	C$	174
Minesite costs per tonne (C$)	C$	158	C$	161
Production costs per ounce		$1,613		$906
Total cash costs per ounce		$1,080		$844
Gold production
First Quarter of 2026 — Gold production decreased by 18.7% to 113,862 ounces in the first quarter of 2026, compared with 140,126 ounces in the first quarter of 2025, primarily due to lower gold grades from the mining sequence, partially offset by higher throughput.
Production costs
First Quarter of 2026 — Production costs were $183.6 million in the first quarter of 2026, an increase of 44.6% compared with production costs of $127.0 million in the first quarter of 2025, primarily due to higher NTI Payment, the strengthening of the Canadian dollar relative to the US dollar between periods, and higher site services costs, partially offset by a stockpile build-up in the current period.
Production costs per tonne increased when compared to the prior-year period primarily due to higher NTI Payment and site services costs, partially offset by a stockpile build-up and higher volume of ore tonnes processed in the current period. Production costs per ounce increased when compared to the prior-year period for the same reasons outlined above for the higher production costs and fewer ounces produced.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2026 — Minesite costs per tonne decreased when compared to the prior-year period due to the stockpile build-up in the current period and higher volume of ore tonnes processed, partially offset by higher site services costs. Total cash costs per ounce increased when compared to the prior-year period primarily due to fewer ounces produced and higher site services costs, partially offset by the stockpile build-up in the current period.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
Fosterville
	Three Months Ended March 31,
Fosterville — Operating Statistics	2026		2025
Tonnes of ore milled (thousands)		216		163
Tonnes of ore milled per day		2,400		1,811
Gold grade (g/t)		6.31		8.63
Gold production (ounces)		41,443		43,615
Production costs per tonne (A$)	A$	308	A$	319
Minesite costs per tonne (A$)	A$	316	A$	345
Production costs per ounce		$1,098		$758
Total cash costs per ounce		$1,123		$813
Gold production
First Quarter of 2026 — At Fosterville, gold production decreased by 5.0% to 41,443 ounces in the first quarter of 2026 compared with 43,615 ounces in the first quarter of 2025, primarily due to lower gold grades from the mining sequence, partially offset by higher throughput.
Production costs
First Quarter of 2026 — Production costs were $45.5 million in the first quarter of 2026, an increase of 37.7% compared with production costs of $33.0 million in the first quarter of 2025, primarily due to higher royalty and mining costs combined with the strengthening of the Australian dollar relative to the US dollar between periods.
Production costs per tonne decreased when compared to the prior-year period due to higher throughput, partially offset by higher royalty and mining costs. Production costs per ounce increased when compared to the prior-year period for the same reasons outlined above for higher production costs and fewer ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2026 — Minesite costs per tonne decreased when compared to the prior-year period due to the same reason as the lower production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
Kittila
	Three Months Ended March 31,
Kittila — Operating Statistics	2026	2025
Tonnes of ore milled (thousands)	448	522
Tonnes of ore milled per day	4,978	5,800
Gold grade (g/t)	4.19	3.88
Gold production (ounces)	48,527	54,104
Production costs per tonne (€)	€129	€102
Minesite costs per tonne (€)	€122	€99
Production costs per ounce	$1,401	$1,032
Total cash costs per ounce	$1,313	$1,012

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
Gold production
First Quarter of 2026 — At Kittila, gold production decreased by 10.3% to 48,527 ounces in the first quarter of 2026, compared with 54,104 ounces in the first quarter of 2025, primarily due to lower throughput, partially offset by higher gold from the mining sequence.
Production costs
First Quarter of 2026 — Production costs at Kittila were $68.0 million in the first quarter of 2026, an increase of 21.8% compared with production costs of $55.8 million in the first quarter of 2025 primarily due to higher royalty and mill maintenance costs, partially offset by a stockpile build-up in the current period and the strengthening of the Euro relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period due to higher royalty and mill maintenance costs combined with the lower volume of ore milled during the current period, partially offset by the stockpile build-up. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs and fewer ounces produced.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2026 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
Pinos Altos
	Three Months Ended March 31,
Pinos Altos — Operating Statistics	2026	2025
Tonnes of ore milled (thousands)	427	381
Tonnes of ore milled per day	4,744	4,233
Gold grade (g/t)	1.36	1.48
Gold production (ounces)	17,650	17,291
Production costs per tonne	$155	$112
Minesite costs per tonne	$136	$118
Production costs per ounce	$3,746	$2,470
Total cash costs per ounce	$2,311	$2,170
Gold production
First Quarter of 2026 — At Pinos Altos, gold production increased by 2.1% to 17,650 ounces in the first quarter of 2026, compared with 17,291 ounces in the first quarter of 2025, primarily due to higher throughput, partially offset by lower gold grades from the mining sequence.
Production costs
First Quarter of 2026 — Production costs at Pinos Altos were $66.1 million in the first quarter of 2026, an increase of 54.8% compared with production costs of $42.7 million in the first quarter of 2025, primarily due to the timing of inventory sales combined with higher underground mining and royalty costs and the strengthening of the Mexican Peso relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period due to higher underground mining and royalty costs, partially offset by the higher volume of ore milled in the current period. Production

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2026 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
Balance Sheet Review
(thousands of United States dollars)	As at March 31, 2026	As at December 31, 2025
Current assets	$5,129,274	$4,993,942
Non-current assets	30,026,427	29,477,349
Total assets	$35,155,701	$34,471,291
Current liabilities	$1,629,322	$2,472,206
Non-current liabilities	7,251,233	7,256,621
Total liabilities	$8,880,555	$9,728,827
Total assets of $35.2 billion as at March 31, 2026 increased by $0.7 billion, compared with total assets of $34.5 billion as at December 31, 2025. The increase in total assets is primarily due to an increase in investments, cash and cash equivalents and property, plant and mine development, partially offset by a decrease in inventories. The Company’s total assets are primarily comprised of non-current assets such as property, plant and mine development and goodwill.
Total liabilities of $8.9 billion as at March 31, 2026 decreased by $0.8 billion compared with total liabilities of $9.7 billion as at December 31, 2025. This is primarily due to a decrease in income taxes payable between periods. The Company’s total liabilities are primarily comprised of non-current liabilities such as deferred income and mining tax liabilities and reclamation provision.
While the Company occasionally enters into contracts to limit the risk associated with increased foreign currency costs (including where used for capital expenditures) and input costs, the contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. As at March 31, 2026, the Company had outstanding currency derivative contracts related to $5,226.9 million of 2026, 2027 and 2028 expenditures (December 31, 2025 — $4,458.4 million) and diesel fuel derivative contracts related to 16.0 million gallons of heating oil (December 31, 2025 — 16.0 million).
Liquidity and Capital Resources
As at March 31, 2026, the Company’s cash and cash equivalents totaled $3,111.9 million compared with $2,866.1 million as at December 31, 2025. The Company’s policy is to invest excess cash in what the Company believes to be highly liquid investments of high credit quality to attempt to reduce risks associated with these investments. Investments with remaining maturities of less than three months at the time of purchase are classified as cash equivalents. The Company’s decisions regarding the length of maturities it holds are based on anticipated cash flow requirements, rates of return and other factors.
Working capital (current assets less current liabilities) increased to $3,500.0 million as at March 31, 2026, compared with $2,521.7 million as at December 31, 2025, primarily due to a decrease in income taxes payable and an increase in cash and cash equivalents.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
Net cash3 increased to $2,915.3 million as at March 31, 2026, compared with $2,669.8 million as at December 31, 2025, primarily due to an increase in cash and cash equivalents during the first quarter of 2026.
Subject to various risks and uncertainties, including those set out in this MD&A, in the Annual MD&A and in the Company’s AIF, the Company believes it will generate sufficient cash flow from operations and has adequate cash and debt facilities available to finance its current operations, working capital requirements, contractual obligations, debt maturities, planned capital expenditures and exploration programs. While the Company believes its capital resources will be sufficient to satisfy all its mandatory and discretionary commitments, the Company may choose to decrease its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. See “Risk Profile” in this MD&A for further details.
Operating Activities
Cash provided by operating activities increased to $1,345.9 million in the first quarter of 2026 compared with $1,044.2 million in the first quarter of 2025, primarily due to higher operating margin, partially offset by less favourable working capital movements.
Investing Activities
Cash used in investing activities increased to $764.9 million, in the first quarter of 2026 compared with $649.9 million of cash used in the first quarter of 2025, primarily due to higher capital expenditures and increased purchases of equity securities in the current period, partially offset by the purchase of O3 Mining in the comparative period.
In the first quarter of 2026, the Company purchased $144.7 million in equity securities and other investments compared with $68.1 million in the first quarter of 2025. The Company’s equity securities and other investments consist primarily of investments in common shares and share purchase warrants of entities in the mining industry.
Financing Activities
Cash used in financing activities increased to $334.7 million in the first quarter of 2026 compared with $183.0 million in the first quarter of 2025 primarily due to increases in share repurchases and dividends paid between periods.
The Company issued common shares for net proceeds of $43.6 million in the first quarter of 2026 compared to $61.8 million in the first quarter of 2025, attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan.
During the three months ended March 31, 2026, the Company repurchased 721,211 common shares for $149.8 million at an average price of $207.68 under the NCIB. During the three months ended March 31, 2025, the Company repurchased 488,047 common shares for $50.0 million at an average price of $102.44 under the NCIB. The Company intends to seek approval from the TSX to renew the NCIB for another year on substantially the same terms and intends to increase the limit of purchases under the NCIB to $2.0 billion of common shares.
On February 12, 2026, Agnico Eagle declared a quarterly cash dividend of $0.45 per common share paid on March 16, 2026 to holders of record of the common shares of the Company as of March 2, 2026. Agnico Eagle has declared a cash dividend every year since 1983. In the first quarter of 2026, the Company paid dividends of $203.2 million compared to $175.6 million paid in the first quarter of 2025. Although the

3
Net cash is a non-GAAP measure that is not a standardized financial measure under IFRS Accounting Standards. For reconciliation of this measure to the most directly comparable financial measure under IFRS Accounting Standards, and a discussion of its composition and usefulness, see Non-GAAP Financial Performance Measures.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.
The Company did not utilize its Credit Facility during the first quarter of 2026 or the first quarter of 2025. Credit Facility availability is reduced by outstanding letters of credit, which were $23.9 million as at March 31, 2026, resulting in $1,976.1 million available for future drawdown.
The Company has six uncommitted letter of credit facilities with certain Canadian financial institutions (the “LC Facilities”). As at March 31, 2026, amounts available under these letter of credit facilities are as follows; C$400.0 million, C$320.0 million, C$200.0 million, C$200.0 million. $200.0 million and $150.0 million. As at March 31, 2026 the aggregate undrawn face amount of letters of credit under the LC Facilities was $798.1 million. As at March 31, 2026 the Company has indemnity agreements with three companies for the issuance of surety bonds of which $373.2 million of such surety bonds have been issued under these agreements.
The Company was in compliance with all covenants contained in the Credit Facility, the LC Facilities, and its senior notes as at March 31, 2026.
Risk Profile
The Company is subject to significant risks, including fluctuations in commodity prices, foreign exchange rates and other risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. Changes in economic conditions and volatile financial markets may have a significant impact on Agnico Eagle’s cost and availability of financing and overall liquidity. The volatility in gold prices directly affects Agnico Eagle’s revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. For a more comprehensive discussion of these and other risks, see “Risk Factors” in the AIF filed on the CSA’s SEDAR+ website and with the SEC as part of the Form 40-F.
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”).
ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Management has used the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company’s ICFR.
DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure.
Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information which is required to be disclosed in the Company’s annual and interim filings and other reports filed under securities legislation is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
There have been no significant changes in the Company’s internal controls during the three months ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
Non-GAAP Financial Performance Measures
This MD&A discloses certain financial performance measures, including adjusted net income, adjusted net income per share, EBITDA, adjusted EBITDA, free cash flow, free cash flow before changes in working capital, net cash, total cash costs per ounce (on both a by-product and co-product basis), minesite costs per tonne, all-in sustaining costs per ounce (on both a by-product and co-product basis), operating margin, sustaining capital expenditures, development capital expenditures, sustaining capitalized exploration, development capitalized exploration, that are not recognized measures under IFRS Accounting Standards. These measures may not be comparable to similar measures reported by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS Accounting Standards. Adjustments that are non-applicable in respect of the periods for which reconciliations are provided are not shown in the quantitative reconciliation.
Adjusted Net Income and Adjusted Net Income Per Share
Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the First Quarter Financial Statements for the effects of certain items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for non-recurring, unusual and other items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, severance, transaction costs related to acquisitions, revaluation gains and losses, environmental remediation charges, gains or losses on the disposal of assets, purchase price allocations to inventory, debt extinguishment costs, impairment loss charges and reversals, gains and losses on the sale of equity securities, retroactive payments, self insurance losses, gains and losses on the sale of non-strategic properties, multi-year donations, disposal of supplies inventory at non-operating sites, and income and mining taxes adjustments. Adjusted net income per share is calculated by dividing adjusted net income by the weighted average number of shares outstanding on a basic and diluted basis.
The Company believes that these generally accepted industry measures are useful to investors in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company’s continuing income generating capabilities from its core mining business, excluding the above adjustments, which the Company believes are not reflective of operational performance. Management uses this measure to, and believes it is useful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
The following table sets out the calculation of adjusted net income and adjusted net income per share for the three months ended March 31, 2026 and March 31, 2025.
	Three Months Ended March 31,
(thousands of United States dollars)	2026	2025
Net income for the period	$1,695,461	$814,731
Foreign currency translation gain	(733)	(60)
Gain on derivative financial instruments	(4,700)	(68,859)
Environmental remediation	13,970	7,730
Net loss on disposal of property, plant and equipment	10,239	5,646
Purchase price allocation to inventory(i)	(3,641)	1,068
Impairment loss(ii)	—	10,554
Income and mining taxes adjustments(iii)	(4,840)	(703)
Adjusted net income for the period	$1,705,756	$770,107
Net income per share — basic	$3.39	$1.62
Net income per share — diluted	$3.38	$1.62
Adjusted net income per share — basic	$3.41	$1.53
Adjusted net income per share — diluted	$3.40	$1.53

Notes:
(i)
As part of the purchase price allocation in a business combination, the Company is required to determine the fair value of net assets acquired. The fair value of inventory acquired is estimated based on the selling cost less costs to be incurred plus a profit margin on those costs resulting in a fair value adjustment to the carrying value of inventories acquired. These non-cash fair value adjustments which affected the cost of inventory sold during the period and are not representative of ongoing operations, were removed from net income in the calculation of adjusted net income.

(ii)
Relates to the Company’s ownership percentage of an impairment loss recorded by an associate.

(iii)
Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, the impact of income and mining taxes on adjusted items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and adjustments to prior period tax filings.

EBITDA and Adjusted EBITDA
EBITDA is calculated by adjusting net income for finance costs, amortization of property, plant and mine development and income and mining tax expense line items as reported in the First Quarter Financial Statements.
Adjusted EBITDA removes the effects of items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted EBITDA is calculated by adjusting the EBITDA calculation for certain non-recurring, unusual and other items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, severance, non-recurring, unusual and other transaction costs related to acquisitions, revaluation gains and losses, environmental remediation, gains or losses on the disposal of assets, purchase price allocations to inventory, debt extinguishment costs, impairment loss charges and reversals, gains and losses on the sale of equity securities, retroactive payments, self insurance losses, gains and losses on the sale of non-strategic properties, multi-year donations, and disposal of supplies inventory at non-operating sites.
The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the cash-generating capability of the Company to fund its working capital, capital expenditure and debt repayments. EBITDA and Adjusted EBITDA are intended to provide investors with information about the Company’s continuing cash-generating capability from its core mining business, excluding the above adjustments, which management believes are not reflective of operational performance. Management uses

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
these measures to, and believes it is useful to investors so they can, understand and monitor the cash-generating capability of the Company in conjunction with other data prepared in accordance with IFRS Accounting Standards.
The following table sets out the calculation of EBITDA and Adjusted EBITDA for the three months ended March 31, 2026 and March 31, 2025.
	Three Months Ended March 31,
(thousands of United States dollars)	2026	2025
Net income for the period	$1,695,461	$814,731
Finance costs	15,756	22,444
Amortization of property, plant and mine development	420,266	416,800
Income and mining tax expense	864,163	379,840
EBITDA	2,995,646	1,633,815
Foreign currency translation gain	(733)	(60)
Gain on derivative financial instruments	(4,700)	(68,859)
Environmental remediation	13,970	7,730
Net loss on disposal of property, plant and equipment	10,239	5,646
Purchase price allocation to inventory(i)	(3,641)	1,068
Impairment loss(ii)	—	10,554
Adjusted EBITDA	$3,010,781	$1,589,894

Notes:
(i)
As part of the purchase price allocation in a business combination, the Company is required to determine the fair value of net assets acquired. The fair value of inventory acquired is estimated based on the selling cost less costs to be incurred plus a profit margin on those costs resulting in a fair value adjustment to the carrying value of inventories acquired. These non-cash fair value adjustments which affected the cost of inventory sold during the period and are not representative of ongoing operations, were removed from net income in the calculation of adjusted net income.

(ii)
Relates to the Company’s ownership percentage of an impairment loss recorded by an associate.

Free Cash Flow and Free Cash Flow before Changes in Non-Cash Components of Working Capital
Free cash flow is calculated by deducting additions to property, plant and mine development from the cash provided by operating activities line item as recorded in the First Quarter Financial Statements.
Free cash flow before changes in non-cash components of working capital is calculated by excluding items such as the effect of changes in non-cash components of working capital from free cash flow, which includes income taxes, inventory, other current assets and accounts payable and accrued liabilities.
The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the Company’s ability to repay creditors and return cash to shareholders without relying on external sources of funding. Free cash flow and free cash flow before changes in non-cash components of working capital also provide investors with information about the Company’s financial position and its ability to generate cash to fund operational and capital requirements as well as return cash to shareholders. Management uses these measures in conjunction with other data prepared in accordance with IFRS Accounting Standards to, and believes it is useful to investors so they can, understand and monitor the cash- generating ability of the Company.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
The following table sets out the calculation of free cash flow and free cash flow before changes in non-cash components of working capital for the three months ended March 31, 2026 and March 31, 2025.
	Three Months Ended March 31,
(thousands of United States dollars)	2026	2025
Cash provided by operating activities	$1,345,868	$1,044,246
Additions to property, plant and mine development	(613,749)	(450,124)
Free cash flow	732,119	594,122
Changes in income taxes	989,080	176,739
Changes in inventory	(36,800)	(30,917)
Changes in other current assets	11,014	(31,390)
Changes in accounts payable and accrued liabilities	(77,800)	50,712
Free cash flow before changes in non-cash components of working capital	$1,617,613	$759,266
Net Cash
Net cash is calculated by adjusting the total of the current portion of long-term debt and non-current long-term debt as recorded on the First Quarter Financial Statements for deferred financing costs and cash and cash equivalents. Management believes the measure of net cash is useful to help investors determine the Company’s overall cash position and to evaluate the future debt capacity of the Company.
The following table sets out a reconciliation of long-term debt per the First Quarter Financial Statements to net cash as at March 31, 2026 and December 31, 2025.
	As at March 31, 2026	As at December 31, 2025
(thousands of United States dollars)
Long-term debt	$(196,548)	$(196,271)
Cash and cash equivalents	3,111,869	2,866,053
Net cash	$2,915,321	$2,669,782
Total Cash Costs per Ounce
Total cash costs per ounce is calculated on a per ounce of gold produced basis and is reported either on a by-product basis (deducting the impact of by-product metals from production costs to isolate the cost of producing an ounce of gold) and, where indicated, on a co-product basis (without deducting the impact of by-product metals). Total cash costs per ounce on a by-product basis are calculated by adjusting production costs as recorded in the First Quarter Financial Statements for (i) the impact of by-products, (ii) inventory production costs, (iii) the impact of purchase price allocation in connection with mergers and acquisitions on inventory accounting, (iv) realized gains and losses on hedges of production costs, (v) in-kind royalty costs, and (vi) smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. For periods commencing on or after January 1, 2026, the Company also adjusts production costs for the NTI Payment (as discussed further below), which adjustment only affects this non-GAAP measure only insofar as the measure includes costs from Meadowbank (that is, for Meadowbank, the Nunavut region and the consolidated Company). The Company’s calculation of total cash costs per ounce for other mines and regions that do not include Meadowbank are not affected by this change.
The NTI Payment is the payment to Nunavut Tunngavik Inc. (“NTI”) under the Company’s mineral production lease in respect of the Amaruq mine at Meadowbank, which is a royalty based on net profits, subject to a minimum profit margin (“NTI Payment”). NTI is the body that represents the Inuit of Nunavut under the Nunavut Land Claims Agreement and holds the subsurface mineral rights on certain parcels of Inuit owned land, including at the Amaruq mine. The royalty payments under the mining leases with NTI are

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
based on net profits at the mine, subject to a cap on allowable costs as a percentage of gross revenue. At mines located on lands in Nunavut where the subsurface mineral rights are not held by NTI (whether or not on Inuit owned lands), the Crown holds the subsurface mineral rights and imposes a net profits royalty (the “Crown royalty”) under the Nunavut Mining Regulations (the “NMR”). The Company does not include the Crown royalty in its calculations of total cash costs per ounce and certain other of its non-GAAP measures as the Company classifies these costs as an income tax for financial statement purposes in accordance with IFRS Accounting Standards and income taxes are generally excluded from the calculation of such non-GAAP measures. The Crown royalty is not applicable where NTI is the holder of the subsurface mineral rights. Where NTI is holder of the subsurface mineral rights, the Company instead is required to make the payment under the mining leases with NTI, which the Company views as having similar characteristics to the payments under the Crown royalty. Accordingly, to ensure comparability across the Company’s mines in Nunavut, the Company revised its calculation of such non-GAAP measures to also adjust for the NTI Payment where applicable. In this MD&A, total cash costs per ounce for periods that commenced prior to January 1, 2026 have been calculated using this revised methodology.
Investors should note that total cash costs per ounce are not reflective of all cash expenditures, as they do not include income tax payments, interest costs or dividend payments. Total cash costs per ounce on a co-product basis is calculated in the same manner as the total cash costs per ounce on a by-product basis, except that the impact of by-product metals is not deducted. Accordingly, the calculation of total cash costs per ounce on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production of by-product metals.
Total cash costs per ounce is intended to provide investors information about the cash-generating capabilities of the Company’s mining operations. Management also uses these measures to, and believes they are helpful to investors so investors can, understand and monitor the performance of the Company’s mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce on a by-product basis measure allows management and investors to assess a mine’s cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS Accounting Standards and minesite costs per tonne as these measures are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS Accounting Standards. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.
Agnico Eagle’s primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.
Unless otherwise indicated, total cash costs per ounce is reported on a by-product basis. Total cash costs per ounce is reported on a by-product basis because (i) gold is the Company’s primary product and source of substantially all its revenues, (ii) the Company mines ore, which may contain gold, silver, zinc, copper and other metals, and the company believes that isolating the cost of producing gold is a more meaningful measure of operating performance, (iii) it is a method used by management and the Board to monitor operations, and (iv) many other gold producers disclose similar measures on a by-product rather than a co-product basis.
Minesite Costs per Tonne
Minesite costs per tonne are calculated by adjusting production costs as recorded in the First Quarter Financial Statements for (i) inventory production costs, (ii) in-kind royalty costs, and (iii) smelting, refining and marketing charges, and then dividing by tonnage of ore processed. For periods commencing on or after January 1, 2026, the Company also adjusts production costs for the NTI Payment (as discussed above in

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
“Total Cash Costs per Ounce”), which adjustment only affects minesite costs per tonne at Meadowbank and for the Nunavut region. The Company’s calculation of minesite costs per tonne for other mines and regions other than the Nunavut region are not affected by this change. In this MD&A, minesite costs for periods that commenced prior to January 1, 2026 have been calculated using this revised methodology.
As the total cash costs per ounce can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. For the reasons noted above in respect of revisions to the composition of total cash costs per ounce, for the purposes of calculating this non-GAAP measure, the Company now adjusts production costs for the amount of the NTI Payment. The Company believes that this revision is helpful to both management and investors as it better reflects the cost performance at the Amaruq mine at Meadowbank and makes the reported measure more comparable across all of the Company’s mines. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS Accounting Standards.
The following table sets out the production costs per minesite for the three months ended March 31, 2026 and March 31, 2025, as presented in the First Quarter Financial Statements in accordance with IFRS Accounting Standards.
Total Production Costs by Mine
	Three Months Ended March 31,
(thousands of United States dollars)	2026	2025
LaRonde	88,008	86,644
Canadian Malartic	129,946	119,289
Goldex	39,999	34,656
Quebec	257,953	240,589
Detour Lake	168,379	134,946
Macassa	72,465	49,826
Ontario	240,844	184,772
Meliadine	93,559	83,822
Meadowbank	183,615	126,967
Nunavut	277,174	210,789
Fosterville	45,493	33,040
Australia	45,493	33,040
Kittila	68,009	55,833
Finland	68,009	55,833
Pinos Altos	66,114	42,710
Mexico	66,114	42,710
Production costs per the First Quarter Financial Statements	$955,587	$767,733

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
The following tables set out a reconciliation of total cash costs per ounce (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs for the three months ended March 31, 2026 and March 31, 2025, exclusive of amortization, as presented in the First Quarter Financial Statements in accordance with IFRS Accounting Standards.
Reconciliation of Production Costs to Total Cash Costs per Ounce by Mine
Three Months Ended March 31, 2026
(thousands of United States dollars, except as noted)
Mine	Payable gold production (ounces)(i)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(ii)	Realized (gains) and losses on hedges ($)	In-kind royalty and NTI Payment ($)(iii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co-product basis) ($)	Impact of by-product metals ($)	Total cash costs per ounce (by-product basis) ($)
LaRonde	81,596	88,008	1,079	17,164	(323)	—	3,271	1,325	(24,299)	1,027
Canadian Malartic	166,216	129,946	782	4,777	(705)	37,309	945	1,036	(6,462)	998
Goldex	29,372	39,999	1,362	(1,852)	(119)	—	1,052	1,331	(12,217)	915
Quebec	277,184	257,953	931	20,089	(1,147)	37,309	5,268	1,153	(42,978)	998
Detour Lake	177,019	168,379	951	(9,663)	(1,032)	17,369	921	994	(3,531)	974
Macassa	55,593	72,465	1,303	(7,071)	(303)	5,929	59	1,279	(1,264)	1,256
Ontario	232,612	240,844	1,035	(16,734)	(1,335)	23,298	980	1,062	(4,795)	1,041
Meliadine	93,831	93,559	997	16,333	(370)	—	136	1,169	(631)	1,162
Meadowbank	113,862	183,615	1,613	(6,070)	(460)	(51,283)	160	1,106	(3,022)	1,080
Nunavut	207,693	277,174	1,335	10,263	(830)	(51,283)	296	1,134	(3,653)	1,117
Fosterville	41,443	45,493	1,098	1,781	(814)	—	68	1,123	—	1,123
Australia	41,443	45,493	1,098	1,781	(814)	—	68	1,123	—	1,123
Kittila	48,527	68,009	1,401	(4,052)	(11)	—	(27)	1,317	(187)	1,313
Finland	48,527	68,009	1,401	(4,052)	(11)	—	(27)	1,317	(187)	1,313
Pinos Altos	17,650	66,114	3,746	(7,244)	(876)	—	1,100	3,348	(18,313)	2,311
Mexico	17,650	66,114	3,746	(7,244)	(876)	—	1,100	3,348	(18,313)	2,311
Consolidated	825,109	955,587	1,158	4,103	(5,013)	9,324	7,685	1,178	(69,926)	1,093

Notes:
(i)
Gold production for the period ended March 31, 2026 excludes 418 ounces of payable production of gold at La India and 76 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the three months ended March 31, 2026 is $3.6 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)
In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of total cash costs per ounce. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see “Total Cash Costs per Ounce”.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
Three Months Ended March 31, 2025
(thousands of United States dollars, except as noted)
Mine	Payable gold production (ounces)(i)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(ii)	Realized (gains) and losses on hedges ($)	In-kind royalty and NTI Payment ($)(iii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co-product basis) ($)	Impact of by-product metals ($)	Total cash costs per ounce (by-product basis) ($)
LaRonde	91,491	86,644	947	(4,748)	713	—	2,779	933	(17,222)	745
Canadian Malartic	159,773	119,289	747	5,395	1,136	24,588	270	943	(2,589)	927
Goldex	30,016	34,656	1,155	108	301	—	967	1,200	(7,249)	959
Quebec	281,280	240,589	855	755	2,150	24,588	4,016	967	(27,060)	871
Detour Lake	152,838	134,946	883	(364)	878	8,700	1,303	952	(888)	946
Macassa	86,028	49,826	579	1,864	719	3,534	87	651	(501)	645
Ontario	238,866	184,772	774	1,500	1,597	12,234	1,390	844	(1,389)	838
Meliadine	98,512	83,822	851	5,859	892	—	84	920	—	920
Meadowbank	140,126	126,967	906	(1,663)	1,158	(7,418)	35	850	(750)	844
Nunavut	238,638	210,789	883	4,196	2,050	(7,418)	119	879	(750)	876
Fosterville	43,615	33,040	758	2,520	—	—	16	816	(114)	813
Australia	43,615	33,040	758	2,520	—	—	16	816	(114)	813
Kittila	54,104	55,833	1,032	(1,106)	174	—	(56)	1,014	(113)	1,012
Finland	54,104	55,833	1,032	(1,106)	174	—	(56)	1,014	(113)	1,012
Pinos Altos	17,291	42,710	2,470	2,200	114	—	259	2,619	(7,762)	2,170
Mexico	17,291	42,710	2,470	2,200	114	—	259	2,619	(7,762)	2,170
Consolidated	873,794	767,733	879	10,065	6,085	29,404	5,744	938	(37,188)	895

Notes:
(i)
Gold production for the three months ended March 31, 2025 excludes 1,811 ounces of payable production of gold at La India and 25 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic for the three months ended March 31, 2025 is $1.1 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)
In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of total cash costs per ounce. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see “Total Cash Costs per Ounce”.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
Reconciliation of Production Costs to Minesite Costs per Tonne by Mine
Three Months Ended March 31, 2026
(thousands of United States dollars, except as noted)
Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty and NTI Payment in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde	776	88,008	C$	121,027	C$	156	C$	23,633	C$	—	C$	(9,224)	C$	175
Canadian Malartic	4,707	129,946	C$	178,822	C$	38	C$	1,444	C$	51,224	C$	4,986	C$	50
Goldex	813	39,999	C$	55,053	C$	68	C$	(2,653)	C$	—	C$	—	C$	64
Quebec	6,296	257,953	C$	354,902	C$	56	C$	22,424	C$	51,224	C$	(4,238)	C$	67
Detour Lake	6,748	168,379	C$	231,062	C$	34	C$	(13,326)	C$	23,834	C$	—	C$	36
Macassa	149	72,465	C$	99,773	C$	670	C$	(9,684)	C$	8,208	C$	—	C$	660
Ontario	6,897	240,844	C$	330,835	C$	48	C$	(23,010)	C$	32,042	C$	—	C$	49
Meliadine	558	93,559	C$	128,710	C$	231	C$	22,173	C$	—	C$	—	C$	270
Meadowbank	1,099	183,615	C$	252,761	C$	230	C$	(8,366)	C$	(70,816)	C$	—	C$	158
Nunavut	1,657	277,174	C$	381,471	C$	230	C$	13,807	C$	(70,816)	C$	—	C$	196
Fosterville	216	45,493	A$	66,470	A$	308	A$	1,871	A$	—	A$	—	A$	316
Australia	216	45,493	A$	66,470	A$	308	A$	1,871	A$	—	A$	—	A$	316
Kittila	448	68,009		€57,890		€129		€(3,365)		€—		€—		€122
Finland	448	68,009		€57,890		€129		€(3,365)		€—		€—		€122
Pinos Altos	427	66,114		$66,114		$155		$(8,119)		$—		$—		$136
Mexico	427	66,114		$66,114		$155		$(8,119)		$—		$—		$136

Notes:
(i)
This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the three months ended March 31, 2026 is C$5.0 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)
In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of minesite costs per tonne. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see “Minesite Costs per Tonne”.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
Three Months Ended March 31, 2025
(thousands of United States dollars, except as noted)
Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty and NTI Payment in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde	675	86,644	C$	123,759	C$	183	C$	(6,151)	C$	—	C$	(6,147)	C$	165
Canadian Malartic	4,865	119,289	C$	169,263	C$	35	C$	7,950	C$	35,400	C$	—	C$	44
Goldex	792	34,656	C$	49,499	C$	63	C$	331	C$	—	C$	—	C$	63
Quebec	6,332	240,589	C$	342,521	C$	54	C$	2,130	C$	35,400	C$	(6,147)	C$	59
Detour Lake	6,630	134,946	C$	191,633	C$	29	C$	13	C$	12,555	C$	—	C$	31
Macassa	148	49,826	C$	71,459	C$	483	C$	2,692	C$	5,108	C$	—	C$	536
Ontario	6,778	184,772	C$	263,092	C$	39	C$	2,705	C$	17,663	C$	—	C$	42
Meliadine	558	83,822	C$	118,780	C$	213	C$	8,727	C$	—	C$	—	C$	229
Meadowbank	1,037	126,967	C$	179,936	C$	174	C$	(2,425)	C$	(10,697)	C$	—	C$	161
Nunavut	1,595	210,789	C$	298,716	C$	187	C$	6,302	C$	(10,697)	C$	—	C$	185
Fosterville	163	33,040	A$	51,973	A$	319	A$	4,181	A$	—	A$	—	A$	345
Australia	163	33,040	A$	51,973	A$	319	A$	4,181	A$	—	A$	—	A$	345
Kittila	522	55,833		€53,143		€102		€(1,362)		€—		€—		€99
Finland	522	55,833		€53,143		€102		€(1,362)		€—		€—		€99
Pinos Altos	381	42,710		$42,710		$112		$2,314		$—		$—		$118
Mexico	381	42,710		$42,710		$112		$2,314		$—		$—		$118

Notes:
(i)
This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic for the three months ended March 31, 2025 is C$1.5 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)
In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of minesite costs per tonne. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see “Minesite Costs per Tonne”.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
All-in Sustaining Costs per Ounce
All-in sustaining costs per ounce (also referred to as “AISC per ounce”) on a by-product basis is calculated as the aggregate of (i) total cash costs on a by-product basis, (ii) sustaining capital expenditures (including capitalized exploration), (iii) general and administrative expenses (including stock option expense), (iv) lease payments related to sustaining assets and (v) reclamation expenses, each as measured on a per ounce of production basis. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. AISC per ounce on a co-product basis is calculated in the same manner as AISC per ounce on a by-product basis, except that the total cash costs on a co-product basis are used, meaning the impact of by-product metals is not deducted. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments, nor does it include non-cash expenditures, such as depreciation and amortization. In this MD&A, unless otherwise indicated, all-in sustaining costs per ounce is reported on a by-product basis (see “Total Cash Costs per Ounce” for a discussion of regarding the Company’s use of by-product basis reporting). For periods commencing on or after January 1, 2026, the Company revised the composition of certain of its non-GAAP performance measures, including “all-in sustaining costs per ounce”, to adjust for the NTI Payments, that is, payments made to NTI under the Company’s mineral production leases in respect of the Amaruq mine at Meadowbank. This revised composition aligns with changes made to the calculation of “total cash costs per ounce”, discussed above in “Total Cash Costs per Ounce”. For the reasons outlined above in respect of the change to the composition of “total cash costs per ounce”, the Company believes that this revision to the composition of AISC per ounce is helpful to both management and investors as it better reflects the cost performance at the Amaruq mine at Meadowbank and conforms the calculations of costs used across all of the Company’s mines.
Management believes that AISC per ounce is useful to investors as it reflects total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations and, as such, provides useful information about operating performance. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS Accounting Standards and minesite costs per tonne, as this measure is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS Accounting Standards.
The Company follows the guidance on calculation of AISC per ounce released by the World Gold Council (“WGC”) in 2018, except in respect of its treatment of the NTI Payment at Meadowbank. As discussed above, the Company views the NTI Payments as having similar characteristics to the payments under the Crown royalty, which is treated as income tax under IFRS Accounting Standards and therefore excluded from the Company’s AISC calculations. The WGC is a non-regulatory market development organization for the gold industry that has worked closely with its member companies to develop guidance in respect of relevant non-GAAP measures. Notwithstanding the Company’s adoption of the WGC’s guidance, AISC per ounce reported by the Company may not be comparable to data reported by other gold mining companies.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce for the three months ended March 31, 2026 and March 31, 2025 on both a by-product basis (deducting the impact of by-product metals from production costs) and a co-product basis (without deducting the impact of by-product metals from production costs).
Reconciliation of Production Costs to All-in Sustaining Costs per Ounce
	Three Months Ended March 31,
(United States dollars per ounce, except where noted)	2026	2025
Production costs per the First Quarter Financial Statements (thousands of United States dollars)	$955,587	$767,733
Gold production (ounces)(i)	825,109	873,794
Production costs per ounce	$1,158	$879
Adjustments:
Inventory adjustments(ii)	6	11
In-kind royalty and NTI Payments(iii)	11	34
Realized gains and losses on hedges of production costs	(6)	7
Smelting, refining and marketing charges	9	7
Total cash costs per ounce (co-product basis)	$1,178	$938
Impact of by-product metals	(85)	(43)
Total cash costs per ounce (by-product basis)	$1,093	$895
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	243	196
General and administrative expenses (including stock option expense)	94	69
Non-cash reclamation provision and sustaining leases(iv)	53	15
All-in sustaining costs per ounce (by-product basis)	$1,483	$1,175
Impact of by-product metals	85	43
All-in sustaining costs per ounce (co-product basis)	$1,568	$1,218

Notes:
(i)
Gold production for the three months ended March 31, 2026 and 2025 excludes 418 ounces and 1,811 ounces of payable production of gold at La India and 76 ounces and 25 ounces of payable production at Creston Mascota, respectively, which were produced from residual leaching.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic is $3.6 million and $1.1 million for the three months ended March 31, 2026 and March 31, 2025, respectively, associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)
In-kind royalty adjustments in respect of Canadian Malartic, Detour Lake and Macassa related to in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines, which are excluded from production costs under IFRS Accounting Standards and added back in the calculation of all-in sustaining costs per ounce. NTI Payments are incurred solely at Meadowbank and are included in production costs under IFRS Accounting Standards and subtracted from production costs in the calculation of total cash costs per ounce as described more fully above. For a discussion of NTI Payments, see “All-in Sustaining Costs per Ounce”.

(iv)
Sustaining leases are lease payments related to sustaining assets.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
Capital Expenditures
Capital expenditures are calculated by deducting working capital adjustments from additions to property, plant and mine development per the First Quarter Financial Statements.
Capital expenditures are classified into sustaining capital expenditures, sustaining capitalized exploration, development capital expenditures and development capitalized exploration. Sustaining capital expenditures and sustaining capitalized exploration are expenditures incurred during the production phase to sustain and maintain existing assets so they can achieve constant expected levels of production from which the Company will derive economic benefits. Sustaining capital expenditures and sustaining capitalized exploration include expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures and development capitalized exploration represent the spending at new projects and/or expenditures at existing operations that are undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS Accounting Standards and other companies may classify expenditures in a different manner.
The following table sets out a reconciliation of sustaining capital expenditures, sustaining capitalized exploration, development capital expenditures and development capitalized exploration to the additions to property, plant and mine development per the First Quarter Financial Statements for the three months ended March 31, 2026 and March 31, 2025.
	Three Months Ended March 31,
(thousands of United States dollars)	2026	2025
Sustaining capital expenditures	$196,592	$168,076
Sustaining capitalized exploration	5,387	4,448
Development capital expenditures	292,290	186,224
Development capitalized exploration	79,341	60,504
Total Capital Expenditures	$573,610	$419,252
Working capital adjustments	40,139	30,872
Additions to property, plant and mine development per the First Quarter Financial Statements	$613,749	$450,124

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
The following table sets out a reconciliation of sustaining capital expenditures and development capital expenditures per minesite to the additions to property, plant and mine development per the First Quarter Financial Statements for the three months ended March 31, 2026 and 2025.
Sustaining Capital Expenditures and Development Capital Expenditures
	Three Months Ended March 31,
(thousands of United States dollars)	2026	2025
LaRonde	16,893	18,397
Canadian Malartic	23,748	25,161
Goldex	10,305	14,233
Quebec	50,946	57,791
Detour Lake	42,531	35,858
Macassa	20,372	8,947
Ontario	62,903	44,805
Meliadine	17,735	15,249
Meadowbank	23,155	23,368
Nunavut	40,890	38,617
Fosterville	23,036	12,630
Australia	23,036	12,630
Kittila	14,149	10,156
Finland	14,149	10,156
Pinos Altos	8,967	6,650
Mexico	8,967	6,650
Other(i)	1,088	1,875
Sustaining capital expenditures	$201,979	$172,524
LaRonde	20,397	16,943
Canadian Malartic	92,611	56,704
Goldex	8,077	2,478
Quebec	121,085	76,125
Detour Lake	80,065	62,700
Detour Lake underground	16,540	—
Macassa	33,329	32,291
Upper Beaver	23,911	19,083
Ontario	153,845	114,074
Meliadine	22,555	16,091
Meadowbank	9,196	1,325
Hope Bay	45,598	16,775
Nunavut	77,349	34,191
Fosterville	7,791	9,845
Australia	7,791	9,845
Kittila	3,546	2,132
Finland	3,546	2,132
Pinos Altos	1,832	2,923
San Nicolás	2,717	2,085
Mexico	4,549	5,008
Other(i)	3,466	5,353
Development capital expenditures	$371,631	$246,728
Total capital expenditures	$573,610	$419,252
Working capital adjustments	40,139	30,872
Additions to property, plant and mine development per the First Quarter Financial Statements	$613,749	$450,124

Note:
(i)
Other projects are not segregated by region and can include projects in Canada, Australia, Finland, Mexico and other countries.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
Commitments and Contingencies
Material contractual commitments and contingencies have been set out in Note 27 to the Company’s Annual Financial Statements for the year ended December 31, 2025 and in Note 17 of the First Quarter Financial Statements.
Accounting Policies
These First Quarter Financial Statements follow the same material accounting policies and methods of their application as the December 31, 2025 Annual Financial Statements except as described below for new accounting standards adopted effective January 1, 2026.
Recently Adopted Accounting Standard
In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (“IFRS 9” and “IFRS 7”). The IFRS 9 amendments provide clarification on the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system, whereas the IFRS 7 amendments introduce additional disclosure requirements relating to investments in equity instruments designated at FVOCI. These amendments are effective for periods commencing on or after January 1, 2026, with early adoption permitted. The Company has determined that the additional disclosure requirements under the IFRS 7 amendments are applicable however, the impact to the consolidated financial statements is immaterial. The Company has determined that the amendments to IFRS 9 have an immaterial impact to its consolidated financial statements.
Significant Judgments, Estimates and Assumptions
The preparation of the First Quarter Financial Statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the amounts reported in the First Quarter Financial Statements and accompanying notes. Management believes that the estimates used in the preparation of the First Quarter Financial Statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company’s Annual Financial Statements for the year ended December 31, 2025.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION
Certain statements contained in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward-looking statements. When used in this MD&A, the words “achieve”, “aim”, “anticipate”, “commit”, “could”, “envisions”, “estimate”, “expect”, “forecast”, “future”, “guide”, “objective”, “plan”, “potential”, “schedule”, “target”, “track”, “will”, and similar expressions are intended to identify forward-looking statements.
Such statements include the Company’s forward-looking guidance, including metal production (including the weighting thereof within 2026), estimated ore grades, recovery rates, project timelines, drilling targets or results, life of mine estimates, total cash costs per ounce, AISC per ounce, other expenses and cash flows; the potential for additional gold production at the Company’s sites, including the potential to increase annual gold production by 20% to 30% over the next decade, exceeding four million ounces by the early 2030s; the estimated timing and conclusions of the Company’s studies and evaluations; the methods by which ore will be extracted or processed; the Company’s plans at Detour Lake underground, Upper Beaver, Odyssey, Hope Bay and San Nicolás, including the approval, timing, funding, completion and commissioning thereof and the commencement of production therefrom; statements concerning the Company’s “fill-the-mill” strategy at Canadian Malartic; statements concerning the proposed transactions with Rupert and Aurion, and the acquisition of the 70% of Fingold Ventures Ltd., including the potential benefits thereof; statements concerning other expansion projects, recovery rates, mill throughput, optimization efforts and projected exploration, including costs and other estimates upon which such projections are based; timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development, production, closure and other capital expenditures and estimates of the timing of such exploration, development, production and closure or decisions with respect to such exploration, development, production and closure; estimates of mineral reserves and mineral resources and the effect of drill results and studies on future mineral reserves and mineral resources; the Company’s ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations, and the anticipated timing or submission or receipt thereof; future exploration; the anticipated timing of events with respect to the Company’s mine sites; the Company’s plans and strategies with respect to sustainability initiatives; the sufficiency of the Company’s cash resources; the Company’s plans with respect to hedging, the effectiveness of its hedging strategies and the economic impact thereof; future activity with respect to the Company’s unsecured revolving bank credit facility and other indebtedness; future dividend amounts, record dates and payment dates; the effect of tariffs, trade restrictions and the effect of geo-political events on the Company, whether through availability of imports or inflation; plans with respect to activity under the NCIB and the renewal thereof, including the anticipated increase in the purchase limit; and anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this MD&A and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis for the year ended December 31, 2025 (the “2025 MD&A”) and the Company’s Annual Information Form (the “AIF”) for the year ended December 31, 2025 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2025 (the “Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the Company’s plans for its mining operations are not changed or amended in a material way; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle’s expectations; that the effect of tariffs or trade disputes will not materially affect the price or availability of the inputs the Company uses at its operations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company’s operations at LaRonde, Goldex, Fosterville and other properties is as expected by the Company and that the Company’s efforts to mitigate its effect on mining operations, including with respect to community relations, are successful; that the Company’s current plans to address climate change and reduce greenhouse gas emissions are successful; that the Company’s current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take measures in response to pandemics or other health emergencies or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business or its productivity; and that measures taken relating to, or other effects of, pandemics or other health emergencies do not affect the Company’s ability to obtain necessary supplies and deliver them to its mine sites.
Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company’s operations, including at LaRonde, Goldex and Fosterville; mining risks; community protests, including by Indigenous groups; risks associated with foreign operations; risks associated with joint ventures; governmental and environmental regulation; the volatility of the Company’s stock price; risks associated with the Company’s currency, fuel and by-product metal derivative strategies; the current interest rate environment; the potential for major economies to encounter a slowdown in economic activity or a recession; the potential for increased conflict or hostilities in various regions, including Europe, South America and the Middle East; and the extent and manner of communicable diseases or outbreaks, and measures taken by governments, the Company or others to attempt to mitigate the spread thereof may directly or indirectly affect the Company.
For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A, see the AIF and 2025 MD&A filed on SEDAR+ at www.sedarplus.ca and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.
SCIENTIFIC AND TECHNICAL INFORMATION
The scientific and technical information set out in this MD&A relating to Nunavut, Quebec and Finland operations has been approved by Dominique Girard, Eng., Executive Vice-President & Chief Operating Officer — Nunavut, Quebec & Europe; relating to Ontario, Australia and Mexico operations has been approved by Natasha Vaz,, P.Eng., Executive Vice-President & Chief Operating Officer — Ontario, Australia & Mexico; relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice-President, Exploration; and relating to mineral reserves and mineral resources has been approved by Dyane Duquette, P.Geo., Vice-President, Mineral Resources Management, each of whom is a “Qualified Person” for the purposes of NI 43-101.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
Summary of Operations Key Performance Indicators
	Three Months Ended March 31,
(thousands of United States dollars, except where noted)	2026	2025
Net income — key line items:
Revenue from mining operations
LaRonde	401,927	279,083
Canadian Malartic	754,853	422,047
Goldex	166,536	95,969
Quebec	1,323,316	797,099
Detour Lake	944,230	443,886
Macassa	306,444	235,662
Ontario	1,250,674	679,548
Meliadine	376,594	258,289
Meadowbank	594,426	405,085
Nunavut	971,020	663,374
Fosterville	180,676	109,829
Australia	180,676	109,829
Kittila	251,898	161,088
Finland	251,898	161,088
Pinos Altos	122,272	57,310
Mexico	122,272	57,310
Corporate and Other	(267)	—
Revenues from mining operations	4,099,589	2,468,248
Production costs	955,587	767,733
Amortization of property, plant and mine development	420,266	416,800
Gross profit	2,723,736	1,283,715
Exploration, corporate and other	164,112	89,144
Income before income and mining taxes	2,559,624	1,194,571
Income and mining taxes expense	864,163	379,840
Net income for the period	$1,695,461	$814,731
Net income per share — basic	$3.39	$1.62
Net income per share — diluted	$3.38	$1.62
Cash flows:
Cash provided by operating activities	$1,345,868	$1,044,246
Cash used in investing activities	$(764,859)	$(649,940)
Cash used in financing activities	$(334,652)	$(182,966)
Realized prices:
Gold (per ounce)	$4,861	$2,891
Silver (per ounce)	$83.90	$33.07

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
	Three Months Ended March 31,
	2026	2025
Payable production(i):
Gold (ounces):
LaRonde	81,596	91,491
Canadian Malartic	166,216	159,773
Goldex	29,372	30,016
Quebec	277,184	281,280
Detour Lake	177,019	152,838
Macassa	55,593	86,028
Ontario	232,612	238,866
Meliadine	93,831	98,512
Meadowbank	113,862	140,126
Nunavut	207,693	238,638
Fosterville	41,443	43,615
Australia	41,443	43,615
Kittila	48,527	54,104
Finland	48,527	54,104
Pinos Altos	17,650	17,291
Mexico	17,650	17,291
Total gold (ounces)	825,109	873,794
Silver (thousands of ounces)	599	602
Zinc (tonnes)	1,019	1,742
Copper (tonnes)	1,479	1,384
Payable metal sold(ii):
Gold (ounces):
LaRonde	78,447	90,509
Canadian Malartic	155,297	144,663
Goldex	31,756	30,693
Quebec	265,500	265,865
Detour Lake	191,349	155,480
Macassa	62,034	81,000
Ontario	253,383	236,480
Meliadine	77,250	89,270
Meadowbank	121,761	140,350
Nunavut	199,011	229,620
Fosterville	38,000	38,000
Australia	38,000	38,000
Kittila	52,600	56,000
Finland	52,600	56,000
Pinos Altos	21,157	17,000
Mexico	21,157	17,000
Total gold (ounces)	829,651	842,965
Silver (thousands of ounces)	617	527
Zinc (tonnes)	1,184	1,812
Copper (tonnes)	1,509	1,398

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026

Notes:
(i)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. For the three months ended March 31, 2026 and 2025, it excludes 418 payable gold ounces and 1,811 payable gold ounces produced at La India and 76 payable gold ounces and 25 payable gold ounces produced at Creston Mascota, respectively, which were produced from residual leaching.

(ii)
Payable metals sold at Canadian Malartic, Detour Lake and Macassa exclude the in-kind royalties of 5.0%, 2.0% and 1.5%, respectively, paid in respect of gold production at such mines. For the three months ended March 31, 2025, it excludes 2,500 payable gold ounces sold at La India.

AGNICO EAGLE MINES LIMITED
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2026
Summarized Quarterly Data
	Three months ended
(thousands of United States dollars, except where noted)	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026
Gross profit:
Revenues from mining operations	$2,076,621	$2,155,609	$2,223,700	$2,468,248	$2,816,101	$3,059,529	$3,563,973	$4,099,589
Production costs	771,984	783,653	746,858	767,733	789,187	839,321	944,443	955,587
Amortization of property, plant and mine development	378,389	390,245	388,217	416,800	376,956	429,947	421,594	420,266
Gross profit	926,248	981,711	1,088,625	1,283,715	1,649,958	1,790,261	2,197,936	2,723,736
Impairment reversal	—	—	—	—	—	—	(229,000)	—
Exploration, corporate and other	216,042	141,921	306,114	89,144	33,339	214,693	109,783	164,112
Income before income and mining taxes	710,206	839,790	782,511	1,194,571	1,616,619	1,575,568	2,317,153	2,559,624
Income and mining taxes expense	238,190	272,672	273,256	379,840	547,908	520,610	794,092	864,163
Net income for the period	$472,016	$567,118	$509,255	$814,731	$1,068,711	$1,054,958	$1,523,061	$1,695,461
Net income per share — basic	$0.95	$1.13	$1.02	$1.62	$2.13	$2.10	$3.04	$3.39
Net income per share — diluted	$0.94	$1.13	$1.01	$1.62	$2.12	$2.10	$3.04	$3.38
Cash flows:
Cash provided by operating activities	$961,336	$1,084,532	$1,131,849	$1,044,246	$1,845,488	$1,815,875	$2,111,504	$1,345,868

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)
	As at March 31, 2026	As at December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	$3,111,869	$2,866,053
Inventories	1,578,848	1,698,830
Fair value of derivative financial instruments (Notes 5 and 14)	28,172	34,428
Other current assets (Note 6A)	410,385	394,631
Total current assets	5,129,274	4,993,942
Non-current assets:
Goodwill	4,157,672	4,157,672
Property, plant and mine development (Note 7)	23,027,704	22,850,540
Investments (Notes 5, 8 and 14)	1,814,118	1,508,252
Other assets (Note 6B)	1,026,933	960,885
Total assets	$35,155,701	$34,471,291
LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$1,090,948	$1,033,444
Share based liabilities	36,881	31,722
Income taxes payable	250,218	1,226,347
Reclamation provision	195,227	144,537
Lease obligations	32,573	30,480
Fair value of derivative financial instruments (Notes 5 and 14)	23,475	5,676
Total current liabilities	1,629,322	2,472,206
Non-current liabilities:
Long-term debt (Note 9)	196,548	196,271
Reclamation provision	1,291,147	1,318,476
Lease obligations	90,098	94,719
Share based liabilities	12,615	23,921
Deferred income and mining tax liabilities	5,450,784	5,373,013
Other liabilities	210,041	250,221
Total liabilities	8,880,555	9,728,827
EQUITY
Common shares (Note 10):
Outstanding — 500,653,224 common shares issued, less 616,987 shares held in trust	18,759,399	18,699,862
Stock options (Notes 10 and 11)	164,637	166,775
Retained earnings	6,814,704	5,463,906
Other reserves (Note 12)	536,406	411,921
Total equity	26,275,146	24,742,464
Total liabilities and equity	$35,155,701	$34,471,291
Commitments and contingencies (Note 17)
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)
	Three Months Ended March 31,
	2026	2025
REVENUES
Revenues from mining operations (Note 13)	$4,099,589	$2,468,248
COST OF SALES
Production costs	955,587	767,733
Amortization of property, plant and mine development	420,266	416,800
Gross profit	2,723,736	1,283,715
EXPENSES (INCOME)
Exploration and corporate development	52,556	41,805
General and administrative	77,850	60,709
Finance costs	15,756	22,444
Gain on derivative financial instruments (Note 14)	(4,700)	(68,859)
Foreign currency translation gain	(733)	(60)
Care and maintenance	22,596	13,901
Other income and expenses (Note 15)	787	19,204
Income before income and mining taxes	2,559,624	1,194,571
Income and mining taxes expense	864,163	379,840
Net income for the period	$1,695,461	$814,731
Net income per share — basic (Note 10)	$3.39	$1.62
Net income per share — diluted (Note 10)	$3.38	$1.62
Cash dividends declared per common share	$0.45	$0.40
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(thousands of United States dollars)
(Unaudited)
	Three Months Ended March 31,
	2026	2025
Net income for the period	$1,695,461	$814,731
Other comprehensive income:
Items that may be subsequently reclassified to net income:
Derivative financial instruments (Note 12):
Reclassified from the cash flow hedge reserve to net income	294	294
	294	294
Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement loss on pension benefit obligations	(42)	(42)
Income tax impact	11	11
Equity securities (Note 12):
Net change in fair value of equity securities	142,355	160,036
Income tax impact	(18,164)	(19,686)
	124,160	140,319
Other comprehensive income for the period	124,454	140,613
Comprehensive income for the period	$1,819,915	$955,344
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)
	Common Shares Outstanding		Stock Options	Retained Earnings	Other Reserves	Total Equity
	Shares	Amount
Balance at December 31, 2024	501,729,505	$18,675,660	$172,145	$2,026,242	$(41,147)	$20,832,900
Net income	—	—	—	814,731	—	814,731
Other comprehensive (loss) income:	—	—	—	(31)	140,644	140,613
Total comprehensive income	—	—	—	814,700	140,644	955,344
Transactions with owners:
Shares issued under employee stock option plan (Notes 10 and 11)	962,426	62,918	(10,892)	—	—	52,026
Stock options (Notes 10 and 11)	—	—	4,272	—	—	4,272
Shares issued under incentive share purchase plan	139,184	14,695	—	—	—	14,695
Shares issued under dividend reinvestment plan	258,900	25,667	—	—	—	25,667
Share cancellations (Note 10)	(396,060)	(14,796)	—	(35,200)	—	(49,996)
Dividends declared ($0.40 per share)	—	—	—	(201,225)	—	(201,225)
Restricted Share Unit plan (“RSU”), Performance Share Unit plan (“PSU”) and Long Term Incentive Plan (“LTIP”) (Notes 10 and 11)	20,465	8,169	—	—	—	8,169
Balance at March 31, 2025	502,714,420	$18,772,313	$165,525	$2,604,517	$99,497	$21,641,852
Balance at December 31, 2025	500,046,600	$18,699,862	$166,775	$5,463,906	$411,921	$24,742,464
Net income	—	—	—	1,695,461	—	1,695,461
Other comprehensive (loss) income	—	—	—	(31)	124,485	124,454
Total comprehensive income	—	—	—	1,695,430	124,485	1,819,915
Transactions with owners:
Shares issued under employee stock option plan (Notes 10 and 11)	484,378	37,388	(5,954)	—	—	31,434
Stock options (Notes 10 and 11)	—	—	3,816	—	—	3,816
Shares issued under incentive share purchase plan	96,667	18,214	—	—	—	18,214
Shares issued under dividend reinvestment plan	99,961	21,633	—	—	—	21,633
Share cancellations (Note 10)	(796,182)	(31,397)	—	(119,842)	—	(151,239)
Dividends declared ($0.45 per share)	—	—	—	(224,790)	—	(224,790)
RSU, PSU and LTIP (Notes 10 and 11)	104,813	13,699	—	—	—	13,699
Balance at March 31, 2026	500,036,237	$18,759,399	$164,637	$6,814,704	$536,406	$26,275,146
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)
	Three Months Ended March 31,
	2026	2025
OPERATING ACTIVITIES
Net income for the period	$1,695,461	$814,731
Add (deduct) adjusting items:
Amortization of property, plant and mine development	420,266	416,800
Deferred income and mining taxes	59,537	18,491
Unrealized loss (gain) on currency and commodity derivatives (Note 14)	24,054	(31,120)
Unrealized gain on warrants (Note 14)	(18,989)	(54,168)
Stock-based compensation (Note 11)	34,931	27,393
Foreign currency translation gain	(733)	(60)
Other	16,835	17,323
Changes in non-cash working capital balances:
Income taxes	(989,080)	(176,739)
Inventories	36,800	30,917
Other current assets	(11,014)	31,390
Accounts payable and accrued liabilities	77,800	(50,712)
Cash provided by operating activities	1,345,868	1,044,246
INVESTING ACTIVITIES
Additions to property, plant and mine development (Note 7)	(613,749)	(450,124)
Purchase of O3 Mining, net of cash and cash equivalents acquired	—	(121,960)
Contributions for acquisition of mineral assets	(5,280)	(3,825)
Purchase of equity securities and other investments	(144,702)	(68,057)
Other investing activities	(1,128)	(5,974)
Cash used in investing activities	(764,859)	(649,940)
FINANCING ACTIVITIES
Repayment of lease obligations	(7,238)	(9,178)
Dividends paid	(203,165)	(175,567)
Repurchase of common shares (Notes 10 and 11)	(167,833)	(60,050)
Proceeds from exercise of stock options (Note 11)	31,434	52,026
Common shares issued	12,150	9,803
Cash used in financing activities	(334,652)	(182,966)
Effect of exchange rate changes on cash and cash equivalents	(541)	541
Net increase in cash and cash equivalents during the period	245,816	211,881
Cash and cash equivalents, beginning of period	2,866,053	926,431
Cash and cash equivalents, end of period	$3,111,869	$1,138,312
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$563	$1,185
Income and mining taxes paid	$1,788,322	$536,602
See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2026
1.
CORPORATE INFORMATION

Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company’s mining operations are located in Canada, Australia, Finland and Mexico and the Company has exploration activities in Canada, Europe, Latin America, Australia and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). Agnico Eagle sells its gold production into the world market.
These condensed interim consolidated financial statements (the “interim financial statements”) were authorized for issuance by the Board of Directors of the Company on April 30, 2026.
2.
BASIS OF PREPARATION

Unless otherwise stated, references to “LaRonde”, “Canadian Malartic”, “Meadowbank” and “Goldex” are to the Company’s operations at the LaRonde complex, the Canadian Malartic complex, the Meadowbank complex and the Goldex complex, respectively. The LaRonde complex consists of the mining, milling and processing operations at the LaRonde mine and the mining operations at the LaRonde Zone 5 mine (“LZ5”). The Canadian Malartic complex consists of the mining, milling and processing operations at the Canadian Malartic mine and the mining operations at the Odyssey mine. The Meadowbank complex consists of the milling and processing operations at the Meadowbank mine and the mining operations at the Amaruq open pit and underground mines. The Goldex complex consists of the mining, milling and processing operations at the Goldex mine and the mining operations at the Akasaba West open pit mine. References to other operations are to the relevant mines, projects or properties, as applicable.
A)
Statement of Compliance

The accompanying interim financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) in United States (“US”) dollars. These interim financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS® Accounting Standards”) for annual audited consolidated financial statements.
These interim financial statements should be read in conjunction with the Company’s 2025 annual audited consolidated financial statements, including the accounting policies and notes thereto, filed with the Canadian Securities Administrators on the SEDAR+ website and included in the Annual Report on Form 40-F for the year ended December 31, 2025, which were prepared in accordance with IFRS Accounting Standards.
In the opinion of management, these interim financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at March 31, 2026 and December 31, 2025 and the results of operations and cash flows for the three months ended March 31, 2026 and March 31, 2025.
Operating results for the three months ended March 31, 2026 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2026.
B)
Basis of Presentation

These interim financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The interim financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.
3.
MATERIAL ACCOUNTING POLICIES

These interim financial statements follow the same material accounting policies and methods of their application as the December 31, 2025 annual audited consolidated financial statements except as described below for new accounting standards adopted effective January 1, 2026.
New Accounting Standards Issued But Not Yet Adopted
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”), which replaces IAS 1. IFRS 18 introduces new requirements for the presentation of the income statement, including specified totals and subtotals, and requires entities to classify all income and expenses into one of five categories: operating, investing, financing, income taxes, and discontinued operations. The standard also introduces new disclosure requirements for management-defined performance measures (“MPMs”) and enhanced requirements related to the aggregation and disaggregation of financial information.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2026
3.
MATERIAL ACCOUNTING POLICIES (Continued)

Management is currently assessing the detailed implications of adopting IFRS 18 on the consolidated financial statements. Based on the preliminary assessment performed to date, management has identified the following impacts.
The adoption of IFRS 18 will change the presentation of the income statement, including the classification of income and expense items into new categories and the introduction of new subtotals and line items. Net income will remain unchanged.
IFRS 18 introduces disclosure requirements for MPMs, which are defined as subtotals of income and expenses that management uses in public communications outside of the financial statements to communicate an aspect of the financial performance of the Company as a whole. Management has performed an initial assessment of the performance measures currently used in communications outside of the financial statements and has determined that adjusted net income, EBITDA, and adjusted EBITDA meet the definition of an MPM.
From a statement of cash flows perspective, IFRS 18 will result in changes to the presentation of interest received and interest paid. Interest paid will be presented as financing cash flows and interest received as investing cash flows, representing a change from the current presentation within operating cash flows. In addition, operating profit will replace net income as the starting point for determining cash flows from operating activities.
The Company will adopt IFRS 18 as of its mandatory effective date of January 1, 2027. The standard will be applied retrospectively, and comparative information for the financial year ended December 31, 2026 will be restated in accordance with IFRS 18.
Recently Adopted Accounting Standards
In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (“IFRS 9” and “IFRS 7”). The IFRS 9 amendments provide clarification on the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system, whereas the IFRS 7 amendments introduce additional disclosure requirements relating to investments in equity instruments designated at Fair Value through Other Comprehensive Income (“FVOCI”). These amendments are effective for periods commencing on or after January 1, 2026, with early adoption permitted. The Company has determined that the additional disclosure requirements under the IFRS 7 amendments are applicable however, the impact on the consolidated financial statements is immaterial. The Company has also determined that the amendments to IFRS 9 have an immaterial impact on its consolidated financial statements.
4.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these interim financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2025.
5.
FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the interim financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).
The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2026
5.
FAIR VALUE MEASUREMENT (Continued)

During the three months ended March 31, 2026, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
The fair values of cash and cash equivalents and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.
The following table sets out the Company’s financial assets and liabilities measured at fair value on a recurring basis as at March 31, 2026 using the fair value hierarchy:
	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables (Note 6A)	$—	$24,196	$—	$24,196
Equity securities (FVOCI) (Note 8)	1,636,744	90,881	—	1,727,625
Share purchase warrants (FVPL) (Note 8)	—	86,493	—	86,493
Fair value of derivative financial instruments (Note 14)	—	28,172	—	28,172
Total financial assets	$1,636,744	$229,742	$—	$1,866,486
Financial liabilities:
Fair value of derivative financial instruments (Note 14)	—	23,475	—	23,475
Total financial liabilities	$—	$23,475	$—	$23,475
Valuation Techniques
There were no changes in the Company’s valuation processes, techniques or types of inputs used in the fair value measurements during the period.
Fair Value of Financial Assets and Liabilities Not Measured and Recognized at Fair Value
Long-term debt is recorded on the interim financial statements at March 31, 2026 at amortized cost. The fair value of long-term debt is presented in Note 9 of these interim financial statements.
The San Nicolás liability, which represents the committed subscription proceeds for the San Nicolás project, is recorded on the interim financial statements at March 31, 2026 at amortized cost. The fair value of the San Nicolás liability is determined by discounting the minimum unavoidable obligation under the joint venture shareholders’ agreement between Agnico Eagle and Teck at a discount rate that reflects the Company’s credit rating. The fair value of the San Nicolás liability is not materially different from the carrying amount as the difference between the discount rate used at the initial recognition date and the current market rates at March 31, 2026 is not material.
Non-current loans receivable and other receivables are included in the other assets line item on the interim financial statements at amortized cost. The fair value of loans and other receivables is the present value of future cash inflows discounted at a market interest rate. The fair value of these financial assets is not materially different from the carrying amounts as at March 31, 2026 (Note 6B).
6.
OTHER ASSETS

A)
Other Current Assets

	As at March 31, 2026	As at December 31, 2025
Federal, provincial and other sales taxes receivable	$158,654	$178,685
Prepaid expenses	165,076	140,040
Trade receivables	24,196	18,690
Short term investments	10,788	8,856
Income taxes recoverable	9,284	9,435
Other	42,387	38,925
Total other current assets	$410,385	$394,631

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2026
6.
OTHER ASSETS (Continued)

B)
Other Assets

	As at March 31, 2026	As at December 31, 2025
Non-current ore in stockpiles and on leach pads	$945,067	$871,803
Non-current prepaid expenses	37,132	43,346
Deferred income and mining tax asset	17,905	17,821
Non-current loans receivable	9,203	9,203
Investment in associate	6,972	7,086
Other	10,654	11,626
Total other assets	$1,026,933	$960,885

7.
PROPERTY, PLANT AND MINE DEVELOPMENT

During the three months ended March 31, 2026, $622.6 million of additions (2025 — $613.1 million) were capitalized to property, plant and mine development.
Assets with a net book value of $11.0 million were disposed of by the Company during the three months ended March 31, 2026 (2025 — $6.4 million), resulting in a loss on disposal of $10.2 million (2025 — $5.6 million) which was recorded in the other income and expenses line item in the interim financial statements.
See Note 17 to these interim financial statements for capital commitments.
8.
INVESTMENTS

	As at March 31, 2026	As at December 31, 2025
Equity securities	$1,727,625	$1,423,499
Share purchase warrants	86,493	84,753
Total investments	$1,814,118	$1,508,252

9.
LONG-TERM DEBT

The following table sets out details of the Company’s long-term debt as at March 31, 2026 and December 31, 2025:
		As at March 31, 2026				As at December 31, 2025
	Interest Rates	Principal Amount	Deferred Financing Costs	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes	2.78% – 2.88%	$200,000	$(724)	$199,276	$181,104	$199,239	$182,924
Credit Facility	Variable	—	(2,728)	(2,728)	(2,728)	(2,968)	(2,968)
Total long-term debt		$200,000	$(3,452)	$196,548	$178,376	$196,271	$179,956
Credit Facility
There were no drawdowns or repayments of the Credit Facility during the three months ended March 31, 2026 or the three months ended March 31, 2025. As at March 31, 2026, $1,976.1 million was available for future drawdown under the Credit Facility (December 31, 2025 — $1,975.8 million). Credit Facility availability is reduced by outstanding letters of credit, which were $23.9 million as at March 31, 2026 (December 31, 2025 — $24.2 million).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2026
10.
EQUITY

Net Income Per Share
The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:
	Three Months Ended March 31,
	2026	2025
Net income for the period	$1,695,461	$814,731
Weighted average number of common shares outstanding — basic (in thousands)	500,240	502,410
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	669	701
Add: Dilutive impact of employee stock options	820	662
Weighted average number of common shares outstanding — diluted (in thousands)	501,729	503,773
Net income per share — basic	$3.39	$1.62
Net income per share — diluted	$3.38	$1.62
Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.
For the three months ended March 31, 2026 and March 31, 2025, no employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.
NCIB
In May 2025, the Company received approval from the TSX to renew its NCIB pursuant to which the Company may purchase up to a maximum of 5% of its issued and outstanding common shares. The Company is authorized to acquire an aggregate of $1.0 billion of its common shares under the NCIB. Under the NCIB, the Company may purchase its common shares for cancellation. The Company intends to repurchase its common shares during the period commencing May 4, 2025 and ending May 3, 2026, through the facilities of the TSX, the NYSE or other designated exchanges and alternative trading systems in Canada and the United States in accordance with applicable regulatory requirements. All common shares purchased under the NCIB will be cancelled.
The following table sets out activity with respect to the Company’s NCIB program:
	Three Months Ended March 31,
	2026	2025
Number of common shares repurchased	721,211	488,047
Cost of common shares repurchased	$149,781	$49,996
Number of common shares cancelled	721,211	396,060
Book value of cancelled shares	$27,120	$14,796

11.
STOCK-BASED COMPENSATION

During the three months ended March 31, 2026, the Company granted 347,595 stock options, 114,100 PSUs and 331,564 RSUs. The associated stock based compensation expense recognized in the interim financial statements was $31.6 million during the three months ended March 31, 2026 (2025 — $26.4 million). Stock based compensation expense is included in general and administrative expenses and production costs, consistent with the classification of other elements of compensation expense for the applicable employees.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2026
11.
STOCK-BASED COMPENSATION (Continued)

The following table sets out activity with respect to Agnico Eagle’s outstanding stock options:
	Three Months Ended March 31, 2026			Three Months Ended March 31, 2025
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	1,559,812	C$	89.13	2,125,773	C$	72.37
Granted	347,595		232.76	873,464		112.46
Exercised	(484,378)		89.26	(962,426)		76.68
Forfeited	(17,541)		131.23	(21,805)		87.58
Expired	—		—	(4,725)		73.23
Outstanding, end of period	1,405,488	C$	124.09	2,010,281	C$	87.56
Options exercisable, end of period	509,744	C$	101.96	683,378	C$	79.48
The average share price of Agnico Eagle’s common shares during the three months ended March 31, 2026 was C$285.46 (2025 — C$136.75).
Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:
	Three Months Ended March 31,
	2026	2025
Risk-free interest rate	2.46%	2.75%
Expected life of stock options (in years)	1.8	2.1
Expected volatility of Agnico Eagle’s share price	33.0%	29.0%
Expected dividend yield	0.9%	2.1%
The Company uses historical volatility to estimate the expected volatility of Agnico Eagle’s share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.
12.
OTHER RESERVES

The following table sets out the movements in other reserves for the three months ended March 31, 2026 and 2025:
	Equity securities reserve	Cash flow hedge reserve	Total
Balance at December 31, 2024	$(35,011)	$(6,136)	$(41,147)
Net change in cash flow hedge reserve	—	294	294
Net change in fair value of equity securities	140,350	—	140,350
Balance at March 31, 2025	$105,339	$(5,842)	$99,497
Balance at December 31, 2025	$416,881	$(4,960)	$411,921
Net change in cash flow hedge reserve	—	294	294
Net change in fair value of equity securities	124,191	—	124,191
Balance at March 31, 2026	$541,072	$(4,666)	$536,406
The cash flow hedge reserve represents the settlement of an interest rate derivative related to the 2020 Notes. The reserve will be amortized over the term of the Notes. Amortization of the reserve is included in the finance costs line item in the interim financial statements.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2026
13.
REVENUES FROM MINING OPERATIONS

The Company has recognized the following amounts relating to revenue in the interim financial statements:
	Three Months Ended March 31,
	2026	2025
Revenues from contracts with customers	$4,100,206	$2,466,455
Provisional pricing adjustments on concentrate sales	(617)	1,793
Total revenues from mining operations	$4,099,589	$2,468,248
The following table sets out the disaggregation of revenues by metal:
	Three Months Ended March 31,
	2026	2025
Revenues from contracts with customers:
Gold	$4,030,628	$2,434,579
Silver	48,990	17,361
Zinc	531	2,291
Copper	20,057	12,224
Total revenues from contracts with customers	$4,100,206	$2,466,455

14.
DERIVATIVE FINANCIAL INSTRUMENTS

Currency Risk Management
The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies, primarily the Canadian dollar, the Australian dollar, the Euro and the Mexican peso.
These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company’s production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.
As at March 31, 2026, the Company had outstanding derivative contracts related to $5,226.9 million of 2026, 2027 and 2028 expenditures (December 31, 2025 — $4,458.4 million). The Company recognized mark-to-market adjustments in the gain on derivative financial instruments line item in the interim financial statements. The Company did not apply hedge accounting to these arrangements.
Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.
The Company’s other foreign currency derivative strategies in 2026 and 2025 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for foreign currencies. The call option premiums were recognized in the gain on derivative financial instruments line item in the interim financial statements.
Commodity Price Risk Management
To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with its Canadian operations’ diesel fuel exposure. There were derivative financial instruments outstanding as at March 31, 2026 relating to 16.0 million gallons of heating oil (December 31, 2025 — 16.0 million). The related mark-to-market adjustments prior to settlement were recognized in the gain on derivative financial instruments line item in the interim financial statements. The Company did not apply hedge accounting to these arrangements.
Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period-end forward pricing to calculate fair value.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2026
14.
DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

The following table sets out a summary of the amounts recognized in the gain on derivative financial instruments line item in the interim financial statements.
	Three Months Ended March 31,
	2026	2025
Premiums realized on written foreign exchange call options	$(949)	$(831)
Unrealized gain on warrants	(18,989)	(54,168)
Realized (gain) loss on currency and commodity derivatives	(8,816)	17,260
Unrealized loss (gain) on currency and commodity derivatives	24,054	(31,120)
Gain on derivative financial instruments	$(4,700)	$(68,859)

15.
OTHER INCOME AND EXPENSES

The following table sets out amounts recognized in the other income and expenses line item in the interim financial statements:
	Three Months Ended March 31,
	2026	2025
Loss on disposal of property, plant and mine development (Note 7)	$10,239	$5,646
Interest income	(23,604)	(7,380)
Environmental remediation	13,970	7,730
Other	182	13,208
Total other income and expenses	$787	$19,204

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2026
16.
SEGMENTED INFORMATION

	Three Months Ended March 31, 2026
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
LaRonde	$401,927	$(88,008)	$—	$313,919
Canadian Malartic	754,853	(129,946)	—	624,907
Goldex	166,536	(39,999)	—	126,537
Meliadine	376,594	(93,559)	—	283,035
Meadowbank	594,426	(183,615)	—	410,811
Kittila	251,898	(68,009)	—	183,889
Detour Lake	944,230	(168,379)	—	775,851
Macassa	306,444	(72,465)	—	233,979
Fosterville	180,676	(45,493)	—	135,183
Pinos Altos	122,272	(66,114)	—	56,158
Corporate and other(i)	(267)	—	—	(267)
Exploration	—	—	(52,556)	(52,556)
Segment totals	$4,099,589	$(955,587)	$(52,556)	$3,091,446
Total segments income				$3,091,446
Corporate and other:
Amortization of property, plant and mine development				(420,266)
General and administrative				(77,850)
Finance costs				(15,756)
Gain on derivative financial instruments				4,700
Foreign currency translation gain				733
Care and maintenance				(22,596)
Other income and expenses				(787)
Income before income and mining taxes				$2,559,624

Note:
(i)
Relates to revenues and production costs from non-operating minesites.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2026
16.
SEGMENTED INFORMATION (Continued)

	Three Months Ended March 31, 2025
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
LaRonde	$279,083	$(86,644)	$—	$192,439
Canadian Malartic	422,047	(119,289)	—	302,758
Goldex	95,969	(34,656)	—	61,313
Meliadine	258,289	(83,822)	—	174,467
Meadowbank	405,085	(126,967)	—	278,118
Kittila	161,088	(55,833)	—	105,255
Detour Lake	443,886	(134,946)	—	308,940
Macassa	235,662	(49,826)	—	185,836
Fosterville	109,829	(33,040)	—	76,789
Pinos Altos	57,310	(42,710)	—	14,600
Exploration	—	—	(41,805)	(41,805)
Segment totals	$2,468,248	$(767,733)	$(41,805)	$1,658,710
Total segments income				$1,658,710
Corporate and other:
Amortization of property, plant and mine development				(416,800)
General and administrative				(60,709)
Finance costs				(22,444)
Gain on derivative financial instruments				68,859
Foreign currency translation gain				60
Care and maintenance				(13,901)
Other income and expenses				(19,204)
Income before income and mining taxes				$1,194,571

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2026
16.
SEGMENTED INFORMATION (Continued)

The following table sets out total assets by segment:
	Total Assets as at
	March 31, 2026	December 31, 2025
LaRonde	$1,304,860	$1,265,895
Canadian Malartic	7,034,951	7,025,277
Goldex	478,789	468,050
Meliadine	2,244,700	2,276,714
Meadowbank	1,515,040	1,567,865
Kittila	1,672,054	1,545,658
Detour Lake	10,284,288	10,201,708
Macassa	1,911,712	1,896,086
Fosterville	1,306,935	1,236,700
Pinos Altos	465,985	436,744
La India	78,028	85,100
Exploration	2,045,626	1,968,494
Corporate and other	4,812,733	4,497,000
Total assets	$35,155,701	$34,471,291

17.
COMMITMENTS AND CONTINGENCIES

As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at March 31, 2026, the total amount of these guarantees was $1,195.2 million (December 31, 2025 — $1,338.5 million).
As at March 31, 2026, the Company had $449.5 million (December 31, 2025 — $294.8 million) of commitments related to capital expenditures and $290.0 million (December 31, 2025 — $290.0 million) of committed subscription proceeds related to San Nicolás.
18.
SUBSEQUENT EVENTS

Dividends Declared
On April 30, 2026, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.45 per common share (a total value of approximately $225.0 million), payable on June 15, 2026 to holders of record of the common shares of the Company on June 1, 2026.
Acquisition of Properties in the Central Lapland Greenstone Belt
On April 20, 2026, the Company announced a plan to complete a comprehensive consolidation of properties in the Central Lapland Greenstone Belt (“CLGB”) of Northern Finland, pursuant to which Agnico Eagle has entered into definitive agreements in respect of three separate transactions: (i) the acquisition of all of the issued and outstanding shares of Rupert Resources Ltd. (“Rupert”); (ii) the acquisition of all of the issued and outstanding shares of Aurion Resources Ltd. (“Aurion”); and (iii) the acquisition of a 70% interest in Fingold Ventures Ltd. (the “Fingold JV”) held by B2Gold Corp. (“B2Gold”), which together with the 30% interest held by Aurion, would result in Agnico Eagle owning a 100% ownership interest in the Fingold JV.
Agnico Eagle and Rupert have entered into a definitive arrangement agreement (the “Rupert Arrangement Agreement”) pursuant to which Agnico Eagle has agreed to acquire all of the outstanding common shares of Rupert (the “Rupert Shares”), other than the Rupert Shares held by Agnico Eagle, by way of plan of arrangement (the “Rupert Transaction”). Pursuant to the Rupert Transaction, each Rupert Share will be exchanged for: (i) upfront consideration comprised of 0.0401 of a common share of Agnico Eagle (“Agnico Shares”); and (ii) contingent consideration, in the form of a contingent value right (“CVR”), of up to C$3.00, which is payable upon Rupert’s properties reaching specified milestones. The aggregate upfront consideration on a 100% and fully diluted basis is valued at approximately C$2,871.0 million based on the five-day volume-weighted trading price of the Agnico shares on the TSX on April 17, 2026 (the last trading day prior to the announcement of the Rupert Transaction).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2026
18.
SUBSEQUENT EVENTS (Continued)

Agnico Eagle and Aurion have entered into a definitive arrangement agreement (the “Aurion Arrangement Agreement”) pursuant to which Agnico Eagle has agreed to acquire all of the outstanding common shares of Aurion (the “Aurion Shares”), other than the Aurion Shares held by Agnico Eagle, by way of plan of arrangement (the “Aurion Transaction”). Pursuant to the Aurion Transaction, each Aurion Share will be acquired for C$2.60 in cash (the “Aurion Consideration”), for an aggregate consideration of approximately C$481.0 million on a 100% and fully-diluted basis.
Agnico Eagle and B2Gold have entered into a definitive purchase agreement (the “B2Gold Purchase Agreement”) pursuant to which Agnico Eagle has agreed to acquire B2Gold’s 70% interest in the Fingold JV for $325.0 million in cash (the “B2Gold Transaction”).
The Rupert Transaction and the Aurion Transaction remain subject to customary closing conditions, including shareholder and regulatory approvals, and are expected to close in the third quarter of 2026. The B2Gold Transaction closed on April 22, 2026.